Exhibit 10.3

Conformed Copy

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

MARRIOTT INTERNATIONAL, INC.

and

WSRH HOLDINGS, LLC,

Dated as of April 27, 2005

Legal Proceeding		6
Lien		6
Manager Intellectual Property		6
Marriott’s Closing Deliveries		6
Marriott/CTF Hotel Management Agreements		6
Marriott’s Accounting Practices		6
Marriott’s Knowledge		7
Marriott Material Contract		7
Material Contract		7
Miscellaneous Operating Supplies		7
Order		7
Ordinary Course of Business		8
Organizational Documents		8
Owned Real Property		8
Permits		8
Permitted Encumbrances		8
Person		8
Personal Property		9
PIP Expenditures		9
Property		9
Property Improvement Plans		9
Property Tax		9
Purchaser Material Adverse Effect		9
Purchaser’s Closing Deliveries		9
Purchaser’s Knowledge		9
REOC Side Letter		9
Disclosure Schedules		10
Subsidiary		10
Target		10
Target Sale		10
Tax or Taxes		10
Tax Return		10
Taxing Authority		10
Title Company		10
Transfer Tax		10
Working Capital		10
Section 1.2	Table of Definitions.	12

ARTICLE 2.	THE TRANSACTIONS	13

Section 2.1	Transactions.	13
Section 2.2	Certain Information.	15
Section 2.4	Debt.	15
Section 2.5	Intercompany Debt.	15
Section 2.6	Property Improvement Plan Expenditures.	15

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Section 13.15	Severability.	73
Section 13.16	Counterparts.	73
Section 13.16	Facsimile Signature.	74

Exhibits and Schedules

Schedule 1.1(a)	Ancillary Agreements
Schedule 1.1(b)(i)	Unopened Operating Supplies
Schedule 1.1(b)(ii)	Miscellaneous Operating Supplies Budget
Schedule 1.1(c)	Marriott's Knowledge
Schedule 2.1(a)	Hotels (Fee Sale)
Schedule 2.1(b)	Hotels (Lease Assignment & Sale)
Schedule 2.6	Preliminary PIPs
Schedule 3.3(a)	Target North American Capex
Schedule 3.3(b)	Initial Required Working Capital
Schedule 3.6	Transfer Taxes
Schedule 5.5A	Conflicts
Schedule 5.9A	Compliance with Laws
Schedule 5.10A	Marriott Material Contracts
Schedule 5.16A	Taxes
Schedule 9.4(b)	Purchaser's Closing Deliveries
Schedule 9.5(c)	Marriott's Closing Deliveries

Exhibit A	Purchase and Sale Agreement – CTF/Marriott
Exhibit B	Business Plan Side Letter
Exhibit C	Hotel Management Agreements (US)
Exhibit D	Intercreditor Claims Side Letter
Exhibit E	REOC Side Letter

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PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT is made as of the 27th day of April, 2005 by and between MARRIOTT INTERNATIONAL, INC. (“Marriott”), and WSRH HOLDINGS, LLC, a Delaware limited liability company, together with rights of assignment to Affiliates (the “Purchaser”).

R E C I T A L S

(A) Pursuant to the terms of a Purchase and Sale Agreement dated April 27, 2005 (the “CTF Agreement”), a copy of which (as it relates to the Hotels which are the subject of this Agreement) is attached hereto as Exhibit A, Marriott is the contract purchaser of certain land, improvements and personal property consisting of hotels in the United States and Europe, which are currently owned by CTF Holdings Ltd., a British Virgin Islands company and its subsidiaries (collectively, “CTF”), all of which are currently operated and managed by Marriott under the Renaissance brand.

(B) The CTF Agreement grants to Marriott the right to designate persons or entities to whom CTF has then agreed it will convey the Hotels as described in the CTF Agreement. The parties hereto intend that Marriott shall designate the Purchaser as a Designee under the CTF Agreement and Marriott shall cause CTF to sell to the Purchaser as a Designee of Marriott, and the Purchaser shall acquire directly from CTF, all of the interests as described in Recital (C) below.

(C) Marriott shall designate the Purchaser (or, at Purchaser’s election, entities designated by Purchaser, each a “Designee”) with regard to eight (8) of those hotels through (i) the sale of the land, improvements and personal property comprising six (6) of such hotels listed on Schedule 2.1(a); and (ii) the assignment of leasehold interests in two (2) of such hotel listed on Schedule 2.1(b), together with the personal property with respect thereto, and the Purchaser wishes to acquire such interests.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, Marriott and the Purchaser hereby agree as follows:

ARTICLE 1. DEFINITIONS.

Section 1.1. Certain Defined Terms. For purposes of this Agreement:

“Accounting Firm” means BDO Seidman, LLP, or such other accounting firm as CTF and Marriott shall agree. Marriott shall obtain Purchaser’s consent of the selection of any accounting firm other BDO Seidman.

“Accounting Period” means the four (4) week accounting periods having the same beginning and ending dates as Marriott’s four (4) week accounting periods, except that an Accounting Period may occasionally contain five (5) weeks when necessary to conform Marriott’s accounting system to the calendar.

“Affiliate,” with respect to any specified Person, means any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Agreements” means the agreements listed on Schedule 1.1(a) and any other Closing instruments or other transfer documents necessary or desirable to effectuate the transactions contemplated hereby, including (i) those required under the Laws of any local jurisdiction, (ii) all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and (iii) any other agreements, documents or instruments entered into, at or prior to Closing in connection with this Agreement or the transactions contemplated hereby including without limitation, the acknowledgement to be signed and delivered by Purchaser as described in Section 12.12(a) of the CTF Agreement and the Intercreditor Claims Side Letter, excluding, however, the Hotel Management Agreement, the REOC Side Letter and the Business Plan Side Letter.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Business Plan Side Letter” means the side letter to be executed at Closing by Purchaser as Owner and Marriott as Manager of the Hotels acquired by Purchaser hereunder substantially in the form attached hereto as Exhibit B.

“Capital Expenditures” means any expenditure for property, plant, fixtures, furnishings and equipment located at a Hotel, as determined to be a capital expenditure under GAAP and the Uniform System of Accounts.

“Closing Interest Rate” means 3 month Libor (as quoted by Bloomberg Service for 3-month Libor or on any successor or substitute page of such service reasonably satisfactory to CTF and the parties at approximately 10:00 a.m., New York City time on any date of determination) plus 150 basis points, calculated on the basis of a 365 day calendar year.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof, and any Treasury Regulations promulgated thereunder.

“Commercially Reasonable Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve such result expeditiously and on commercially reasonable terms, without the expenditure of funds; provided, however, (x) that in connection with its assumption of the Renaissance Chicago Hotel, the Purchaser’s obligation is to provide a party to become the assignee which meets the financial requirements for acceptance by the landlord as set forth in the lease, and (y) that in connection with its assumption of the Renaissance Vinoy Hotel, “Commercially Reasonable Efforts” shall mean providing a party to be the assignee which (i) has a minimum net worth of $6.5 million (including its investment in the Renaissance Vinoy Hotel) and (ii) has a good business reputation which it shall be deemed to have if such assignee is controlled by, or under common control with, Walton Street Capital, L.L.C.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, understanding, option, warranty, purchase order, license, sublicense, insurance policy or commitment or undertaking of any nature related to any Hotel or Hotel Interest.

“Control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“CTF” shall mean CTF Holdings Ltd. and those of its Subsidiaries identified as Selling Entities and listed on Schedule 2.1(a), (b) and (c) of the CTF Agreement.

“CTF Ancillary Agreements” shall mean the agreements listed on Schedule 1.1(a) of the CTF Agreement and any other Closing instruments or other transfer documents necessary or desirable to effectuate the transactions contemplated thereby, including (i) those required under the Laws of any local jurisdiction, (ii) all other agreements, documents and instruments required to be delivered by CTF pursuant to the CTF Agreement, and (iii) any other agreements, documents or instruments entered into, at, or prior to Closing, in connection with the CTF Agreement or the transactions contemplated thereby.

“CTF Schedule” means each of those schedules referenced in, and attached to, the copy of the CTF Agreement attached hereto. Each such CTF Schedule is considered part of the CTF Agreement attached hereto. All disclosures made on any CTF Schedule are deemed to be made for all CTF Schedules, to the extent it is apparent or can be reasonably inferred from the nature and contents of the CTF Schedule that such disclosure is applicable to other CTF Schedules.

“CTF Selling Entity” shall mean CTF and those entities identified as Selling Entities on Schedules 2.1(a)-(e) of the CTF Agreement.

“CTF’s Knowledge” or derivations thereof, means the knowledge of any officer or employee of CTF whose name is listed on Schedule 1.1(c) of the CTF Agreement with respect to a particular fact or other matter of which such individual is actually aware.

“Debt” means any debts for borrowed money (including any interest, fees and penalties incurred in connection therewith) outstanding of any Target or that is secured by a lien on any Hotel Interest.

“Employee Benefit Plan” means an “employee benefit plan” as such term is defined in Section 3(3) of ERISA or any other employee benefit plan, program or arrangement, including, any pension, profit sharing, 401(k), deferred compensation, retirement, bonus, incentive, stock option, stock appreciation right, stock purchase or restricted stock plan, severance or “golden parachute” arrangement, or any other compensation, perquisite, welfare or fringe benefit plan, program or arrangement providing for benefits for, or for the welfare of, any or all of the current or former employees, leased employees, independent contractors, officers, directors, managers, managing members, members, trustees or partners of any of the Targets or the beneficiaries of such persons.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, right of first offer, preemptive right or community property interest (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset); provided, however, that the term Encumbrance shall not be deemed to include (a) Liens for current Property Taxes not yet due and payable or that are being contested in good faith, in each case, and for which adequate accruals have been established on the books of the CTF Selling Entity or Target, as applicable, (b) Liens for assessments or other governmental charges established by statutory regulations, ordinance or other Law or, Liens of landlords, carriers, warehousemen, mechanics or materialmen securing obligations incurred in the Ordinary Course of Business that are not yet due and payable or due but not delinquent or being contested in good faith, (c) Liens incurred in CTF’s Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statute, obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (d) purchase money or similar security interests granted in connection with the purchase or capital or operating lease of equipment or supplies used in the operation of a Hotel, and (e) Permitted Encumbrances.

“Environmental Law” means any Law applicable to a Target or in connection with the operation of a Hotel that relates to or otherwise imposes liability or standards of conduct concerning the prevention and control of air, water and ground pollution or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants.

“Equity Interests” means all CTF’s and/or a CTF Selling Entity’s stock, membership units, partnership interest and other equity interests, as applicable, of a Target.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation or other entity which is treated as a single employer with any of the Targets pursuant to the provisions of section 414(b), (c), (m) or (o) of the Code.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.

“Governmental Authority” means any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any applicable Law; or (b) right under any Contract with any Governmental Authority.

“Hotel” means each hotel identified on Schedules 2.1(a)-(c) to be transferred pursuant to this Agreement.

“Hotel Interests” means the Fee Properties, Leasehold Properties and Equity Interests being transferred by CTF to the Purchaser in accordance with this Agreement, the Ancillary Agreement, and the CTF Agreement.

“Hotel Management Agreements” means each of the agreements to be executed at Closing, by Designee, as Owner, and Marriott as Manager, of each of the Hotels acquired by Purchaser hereunder substantially in the form attached hereto as Exhibit C.

“Intellectual Property” means all proprietary rights of every kind and nature, including copyrights, trademarks, tradenames, all applications for any of the foregoing, and any license or agreements granting rights related to the foregoing that relate to the business being conducted on each Hotel property, to the extent of CTF’s right, title and interest therein, other than any software licenses used by the Targets or CTF Selling Entities in the corporate offices of CTF; provided, however, in no event shall Intellectual Property include Marriott or Renaissance brand concepts or the Manager Intellectual Property.

“Intercompany Debt” means any debts outstanding of any Target to CTF or any of its Affiliates.

“Intercreditor Claims Side Letter” means the side letter to be executed at Closing by Marriott, Sunstone Hotel Investors, Inc., and the Purchaser hereunder substantially in the form attached hereto as Exhibit D.

“Interest Holder” means any Target or, with respect to the Hotels being transferred pursuant to the Fee Sale or the Lease Agreement & Sale, any CTF Selling Entity that conveys a Hotel Interest at the Closing.

“IRS” means the Internal Revenue Service of the United States.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Authority.

“Leased Real Property” means the real property leased by a CTF Selling Entity or Target in each case, as tenant, together with, to the extent so leased, the Hotel and all other structures, facilities or improvements currently or hereafter located therein or thereon, and all easements, licenses, rights and appurtenances relating to the foregoing.

“Leasehold Interest” means the leasehold interest created under the applicable Leases for the Leased Real Property.

“Leases” means the leases identified on Schedule 2.1(b).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Lien” shall mean a charge against or interest in property to secure payment of a debt or performance of a liability, whether granted voluntarily or involuntarily, including without limitation, any security interest, pledge, mortgage or charge, except for any charge against or interest to secure any purchase money obligation or any operating or capital leases of personal property.

“Manager Intellectual Property” means “Intellectual Property” as defined in the Hotel Management Agreements.

“Marriott’s Closing Deliveries” means the Ancillary Agreements and the other documents to be delivered at Closing by Marriott as set forth in Schedule 9.5(c).

“Marriott/CTF Hotel Management Agreements” means each of the agreements, as amended, between CTF or its Subsidiaries and Marriott or its Affiliates, providing for the management and operation of the Hotels including (i) the Master Management Agreement dated August 5, 1993, between CTF Hotel Holdings, Inc. and Renaissance Hotel Operating Company, (ii) the HPI Master Management Agreement dated as of June 30, 1995 between Renaissance Hotel Group N.V. and Hotel Property Investments (B.V.I.) Ltd., (iii) the Agreement dated April 23, 1999 by and among Marriott International, Inc., Renaissance Hotel Operating Company, Renaissance Hotel Group N.V., CTF Hotel Holdings, Inc., and Hotel Property Investments (B.V.I.), Ltd., and (iv) the Hotel-specific agreements set forth on Schedules 2.1(a)-(c) of the CTF Agreement.

“Marriott’s Accounting Practices” means the primary accounting treatment (including the implicit contractual interpretations underlying such treatment) that Marriott has given a particular issue on the books and records of the Hotels, notwithstanding any objection that CTF has previously raised to such practices. For avoidance of doubt, “Marriott’s Accounting Practices” shall not include the rights or position that CTF has reserved or asserted, but rather only the accounting treatment actually implemented by Marriott on the books and records of the Hotels.

“Marriott’s Knowledge,” or derivations thereof, means in Marriott’s capacity as manager of the Hotels under the Marriott/CTF Hotel Management Agreements, the knowledge of any officer or employee of Marriott whose name is listed on Schedule 1.1(c), and, even if not named on Schedule 1.1(c), each employee of Marriott at each Hotel who holds the position at such Hotel of general manager and those attorneys of Venable LLP who have given substantial legal attention to the representation of Marriott in connection with the transactions contemplated by this Agreement, subject, however, to the attorney-client privilege.

“Marriott Material Contract” means any Contract relating to any Hotel or Hotel Interest to which Marriott is a party or entered into or administered by Marriott on behalf of CTF other than (a) Contracts entered into in the Ordinary Course of Business being those Contracts involving (i) an annual expense of less than $50,000 or (ii) a space lease of less than 3,000 square feet, (b) group sales Contracts, or (c) other Hotel Contracts with guests or customers.

“Material Contract” means (a) any Contract that (i) involves an annual expense to an Interest Holder of more than $100,000 (or more than $100,000 on an annualized basis) or (ii) is not terminable upon ninety (90) days notice or less with damages or penalties of such termination not exceeding $10,000, other than (A) those Contracts to which Marriott is a party, (B) those Contracts entered into or administered by Marriott on behalf of CTF, (C) the Leases, and (D) the Debt, and (b) any Contract between an Interest Holder and an Affiliate of CTF other than those identified on Schedule 5.10 of the CTF Agreement.

“Miscellaneous Operating Supplies” means items in unopened packages in the following categories: (i) linen; (ii) china, glass and silver; (iii) miscellaneous serving equipment; (iv) uniforms; and (v) guest supplies. The value of Miscellaneous Operating Supplies for the Hotels shall be conclusively established as (1) the total of the amounts set forth on Schedule 1.1(b)(i), less (2) the amounts set forth thereon with respect to any Hotels not transferred by CTF to Purchaser at the Closing, plus (3) the amount, if any, by which (a) the expense for Miscellaneous Operating Supplies for the Hotels incurred in the aggregate at the Hotels transferred by CTF to Purchaser or Purchaser’s Designees at the Closing, from January 1, 2005 to the Effective Date exceeds (b) the total of the amounts set forth on Schedule 1.1(b)(ii) with respect to such transferred Hotels (with the amounts set forth on Schedule 1.1(b)(ii) to be pro rated with respect to the Hotels if the Effective Date is other than June 17, 2005, based on the number of actual days elapsed from January 1, 2005).

“Order” means any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (b) Contract with any Governmental Authority entered into in connection with any Legal Proceeding.

“Ordinary Course of Business” means such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” mean: (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) any other charter or similar document adopted or filed in connection with the creation, formation or organization of such entity; (f) the minutes of each meeting or written consents of the board of directors or other governing body, any committee of the board of directors or other governing body, general partners, limited partners, managers or managing members, members, trustees, stockholders or equity holders (g) all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of such entity, or relating to the rights, duties and obligations of the equity holders of such entity; and (h) any amendment or supplement to any of the foregoing.

“Owned Real Property” means the real property owned by a CTF Selling Entity or Target together with the Hotel and all other structures, facilities or improvements currently or hereafter located thereon, and all easements, licenses, rights and appurtenances relating to the foregoing.

“Permits” means, with respect to each Hotel property as applicable, all transferable or assignable permits (including liquor licenses), certificates of occupancy, operating permits, sign permits, development rights and approvals granted by any Governmental Authority or by any private party pursuant to any applicable declaration of covenants or like instrument, instrument, licenses, warranties and guarantees held by each Interest Holder which relate exclusively to each Hotel, as applicable.

“Permitted Encumbrances” means with respect to each Hotel property, (a) all matters shown on or disclosed by the Title Materials which are (i) not objected to by the Purchaser pursuant to Section 9.1, or (ii) are deemed to have been accepted or waived by the Purchaser pursuant to Section 9.1, provided, however, that Permitted Encumbrances shall in no circumstance include Encumbrances arising from any Debt, (b) Hotel Management Agreements, (c) applicable zoning regulations and ordinances and other governmental laws, ordinances and regulations provided the same do not prohibit or impair in any material respect use of each Hotel property as currently operated, and (d) the occupancy rights of transient lodging guests as transient lodging guests.

“Person” means an individual, corporation, partnership, limited liability company, limited partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Property” means all fixtures, furnishings, artwork, systems, equipment and items of personal property (other than cash) used in the operation of a Hotel or attached or appurtenant to a Hotel and intangible property with respect to the Hotel and Manager Intellectual Property.

“PIP Expenditures” means expenditures of CTF and its Subsidiaries, in respect of Property Improvement Plans listed on Schedule 3.2(b) of the CTF Agreement.

“Property” means the Leasehold Interests, the Owned Real Property and the Personal Property.

“Property Improvement Plans” shall have the meaning given to that term in Section 2.6 of this Agreement.

“Property Tax” means real estate or personal property taxes, assessments and water and sewer charges.

“Purchaser Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is materially adverse to the ability of the Purchaser to perform its obligations under this Agreement or the Ancillary Agreements to which it will be a party or to consummate the transactions contemplated hereby or thereby.

“Purchaser’s Closing Deliveries” means the Ancillary Agreements and the other documents to be delivered at Closing by the Purchaser as set forth in Schedule 9.4(b).

“Purchaser’s Knowledge”, or derivations thereof, means the knowledge of Jeffrey Quicksilver, Stephen Sotoloff, Semi Salmi and John Pappas, and those attorneys of Pircher, Nichols and Meeks who have given substantive legal attention to the representation of Purchaser in connection with the transactions contemplated by this Agreement, subject, however, to the attorney-client privilege.

“REOC Side Letter” means the side letter to be executed at Closing by Purchaser as Owner and Marriott as Manager of the Hotels acquired by Purchaser hereunder substantially in the form attached hereto as Exhibit E.

“Representatives” means the officers, employees, agents, accountants, advisors, bankers and other representatives of a Person.

“Sales, Use & Occupancy Tax Audit Liabilities” means any liabilities resulting from audits by any Governmental Authority for sales, use and occupancy taxes arising from the operations of the Hotels located with the United States, regardless of the period in which such liabilities arose. For the avoidance of doubt, Sales, Use & Occupancy Tax Audit Liabilities shall exclude any Transfer Tax liability.

“Schedule” means each of those schedules referenced in, and attached to, this Agreement. Each such Schedule is considered part of this Agreement. All disclosures made on any Schedule are deemed to be made for all Schedules, to the extent that it is apparent or can be reasonably inferred from the nature and contents of the Schedule that such disclosure is applicable to other Schedules.

“Subsidiary” or “Subsidiaries” of any Person means any other Person controlled by such Person, directly or indirectly, through one or more intermediaries.

“Target” means those entities identified as such on Schedule 2.1(a) and 2.1(b), and any Subsidiaries of those entities.

“Target Sale” means the transfer of the Equity Interests of the Targets by CTF in accordance with Section 2.1(a) and 2.1(b).

“Tax or Taxes” shall mean any and all taxes, charges, fees, levies or other assessments, including but not limited to income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, goods and services, service use, license, value added, capital, net worth, payroll, profits, withholding, franchise, registration, transfer and recording taxes, fees and charges, and any other taxes, assessment or similar charges whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

“Tax Return” shall mean any report, return, document, questionnaire, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, any claim or request for refunds, or any documents with respect to or accompanying requests for the extension of time in which to file any such report, return, document, questionnaire, declaration or other information.

“Taxing Authority” means, with respect to any Tax, the IRS or any other United States or non-United States Governmental Authority that imposes such Tax, including any state, county, local, provincial or foreign government, or any subdivision or taxing agency thereof (including a United States possession).

“Title Company” means First American Title Insurance Company.

“Transfer Tax” means any stamp, registration, real or personal property transfer, sales, use, documentary, notary fee or other similar Tax or charge related to the Fee Sale, Target Sale or the Lease Assignment & Sale.

“Working Capital” means the amount determined in accordance with Marriott’s Accounting Practices to the extent used in the determination of any particular item, being: (a) the sum of all (i) cash in Hotel operating accounts and petty cash, (ii) accounts receivable (net of (xx) all write-offs determined by Marriott made through the end of the

Accounting Period prior to the Closing, and (yy) a reduction equal to 3% of the trailing thirteen Accounting Period average of non-credit card receivables), (iii) inventories of food and beverages and, under certain circumstances, goods for sale at retail (but “inventories” shall in no event include furniture or Miscellaneous Operating Supplies), (iv) prepaid expenses, (v) deposits (whether classified as current or otherwise), (vi) prepaid Taxes and Taxes receivable (excluding any United States federal, state, local, and foreign income taxes, which are addressed in Article 8 of this Agreement), and (vii) Miscellaneous Operating Supplies; minus (b) the sum of all: (1) accounts payable and other current payables, (2) accrued payroll, benefits, and related expenses (including bonuses), (3) accrued operating liabilities, (4) advance and security deposits from customers and others, (5) unearned rental income, (6) Taxes payable excluding any United States federal, state, local, and foreign income taxes (which are addressed in Article 8 of this Agreement), (7) security deposits paid by tenants as to leases of space in the Hotels in effect on the Effective Date, (8) rent from leases of space in the Hotels received on or before the Effective Date, to the extent allocable to any period after the Effective Date (and accordingly, rents paid before the Effective Date for the month in which the Effective Date occurs will be accounted for in this clause (b), based on the number of days in such month after the Effective Date), and (9) one-half of the room revenue of each Hotel acquired by Purchaser at the Closing in respect of the room night that begins on the Effective Date and ends on the day after (it being understood that the revenue for such room shall be for the account of the CTF Selling Entity). Excluded in all cases from the definition of “Working Capital” are (A) deferred Taxes resulting from an accounting convention to reflect timing differences between book and tax accounting, (B) the current and the long-term portion of any Debt and any accrued interest thereon, and (C) Management Fees and Reimbursables, as defined in the CTF Agreement. For the avoidance of doubt, no accruals shall be made to Working Capital with respect to (i) any Sales, Use & Occupancy Tax Audit Liabilities, and (ii) any claims by or liabilities to employees in respect of any employment practices of the Hotels located within the United States (the “Employment Practices Liabilities”). The calculation of “Taxes payable”, as part of Working Capital, includes a pro rata share of the property taxes for the tax year in which the Effective Date occurs (as estimated by Marriott), based on the number of days in the tax year on or before the Effective Date, as well as any prior tax year, to the extent that such property taxes allocable to the period on or before the Effective Date have not been paid prior to the Effective Date. Similarly, the calculation of “prepaid Taxes”, as part of Working Capital, includes a pro rata share of the property taxes for the tax year in which the Effective Date occurs (as estimated by Marriott), based on the number of days in the tax year after the Effective Date, but only the extent that such property taxes allocable to the period after the Effective Date have been paid prior to the Effective Date.

Section 1.2. Table of Definitions. The following terms have the meanings set forth in the pages set forth below:

Definition	Location
Adjusted Estimated Total Working Capital	18
Adjusted Purchase Price	17
Adjusted Working Capital	17
Alternate Target Sale	14
Assumed Liabilities	15
Balance Sheet	26
Casualty Loss	44
Claims Deadline	66
Closing	21
Closing Allocated Price	21
Closing Date	22
Contest	53
CTF	2
CTF Agreement	2
CTF Level Data	27
De Minimus Amount	66
Deposit	17
Designee	2
Dispute Notice	65
Effective Date	22
Employment Practices Liabilities	12
Estoppel Certificates	50
Excluded Liabilities	27
Fee Property	14
Fee Sale	14
Group A Hotels	44
Group B Hotels	45
Hotel Level Data	26
Indemnification Limit	66
Indemnified Party	63
Indemnifying Party	64
Information	49
Initial Required Working Capital	18
Intercompany Payables	51
Lease Assignment & Sale	15
Leasehold Property	15
Liability Accruals	51
Losses	62
Mandatory Consent Hotel	58
Marriott	2
Marriott Covenants	62
Marriott Created Liens	37
Marriott Indemnified Parties	63
Mirror Claim	61
New Title Matters	57
Objection Period	55
Pass Through Covenants	61
Pass Through Representations	61

PIP Amount	16
Potential Contributor	67
Pre-Closing Tax Period	52
Preliminary Allocated Price	16
Pro Forma	55
Proposed Conveyance Documents	58
Purchaser	2
Purchaser Indemnified Parties	62
Purchaser’s Objections	55
Purchaser’s Out of Pocket Costs	22
Real Properties	54
Representatives	46
Requirements	55
SD Letters of Credit	51
Straddle Period	52
Structural and Environmental Consultants	20
Surveyor	54
Termination Date	70
Third Party Claim	63
Threshold Amount	66
Title Cure Period	56
Title Materials	54
Tradenames	30
Transaction	16
Unadjusted Purchase Price	17
Vinoy	17

ARTICLE 2. THE TRANSACTIONS

Section 2.1. Transactions. Upon the terms and subject to the conditions of this Agreement, at the Closing:

(a) With respect to the Hotels listed on Schedule 2.1(a), Marriott shall cause CTF to (i) sell, transfer, convey and deliver the Owned Real Property, (ii) sell, transfer, convey and deliver all of the Personal Property and Intellectual Property, and (iii) assign or otherwise transfer and deliver the Permits and Contracts related to such Hotels (for each Hotel, the “Fee Property”) to the entity designated by Purchaser and the entity so designated by Purchaser shall purchase and assume the Fee Properties from CTF (the “Fee Sale”); provided, however, at Purchaser’s election (to be made no later than May 19, 2005) in lieu of any specific Fee Sale, Marriott shall cause CTF to sell, transfer, convey and deliver all of the Equity Interests of a Target to Purchaser, and Purchaser shall purchase such Equity Interest of the Target from CTF in the same manner as set forth in Schedule 2.1(c) of the CTF Agreement, and such sale shall be deemed a Target Sale (each, an “Alternate Target Sale”);

(b) With respect to the Hotels listed on Schedule 2.1(b), Marriott shall, as to the Renaissance Vinoy (to the extent of Marriott’s interest) and as to all Hotels on Schedule 2.1(b), cause CTF to (i) assign or otherwise transfer and deliver the Leasehold Interests, (ii) sell, transfer, convey and deliver all of the Personal Property and Intellectual Property, and (iii) assign or otherwise transfer and deliver the Permits and Contracts related to such Hotels (for each Hotel, the “Leasehold Property”) to the entity designated by Purchaser and the entity so designated by Purchaser shall assume and purchase the Leasehold Properties from CTF (the “Lease Assignment & Sale”);

(c) With respect to the Target listed on Schedule 2.1(b), Marriott shall and shall cause CTF, to sell, transfer, convey and deliver all of the Equity Interests in The Vinoy Club L.C. to the entity designated by Purchaser;

(d) In connection with the Fee Sale and the Lease Assignment & Sale, the entity wholly-owned (directly or indirectly) by Purchaser designated by Purchaser as the “Designee” (as that term is used in the CTF Agreement) of any such Fee Sale or Lease Assignment & Sale, shall assume and pay, discharge, perform or otherwise satisfy from and after the Closing Date (with effect as of the Effective Date) the following liabilities and obligations of the CTF Selling Entity relating to the ownership and operation of the applicable Hotel (the “Assumed Liabilities”);

(i) all liabilities referred to in clause (b) of the definition of “Working Capital” to the extent taken into account in the calculation of Working Capital; and

(ii) all liabilities and obligations arising from all Contracts other than Material Contracts not disclosed by CTF or Marriott Material Contracts not disclosed by Marriott, Leases, Permitted Encumbrances and Permits subsequent to the Closing Date (with effect as of the Effective Date); to the extent that a Marriott Material Contract is not disclosed, and notwithstanding any other provision herein or in the CTF Agreement to the contrary, such non-disclosure shall not affect its inclusion as a Deduction under the applicable Hotel Management Agreements and Marriott shall be liable to Purchaser for damages, calculated as (i) the difference, if any, between the costs of Purchaser pursuant to the undisclosed Contract and the costs which Purchaser would have paid under a contract based on then current commercially reasonable terms or the same product or services, and (ii) pre-Closing costs of such undisclosed Contract not otherwise taken into account in the calculation of Working Capital.

provided, however, it is understood and agreed by the parties that neither the Purchaser nor any Designee shall assume any Debt; and further provided that nothing in this Section 2.1(d) shall be construed as limiting the Purchaser’s recourse in respect of a representation, warranty or covenant contained in this Agreement in accordance with Article 10. As used and described in this Agreement and in the CTF Agreement, a Designee must be either the Purchaser or a wholly-owned subsidiary of Purchaser.

(e) Marriott shall cause CTF to convey to Purchaser in connection with the Esmeralda Hotel, the trade name and/or trademark “Esmeralda;” provided,

however, the use of the tradename and/or trademark “Esmeralda” shall be subject to the Term, rights and limitations set forth on the Hotel Management Agreement to be executed between Purchaser and/or Purchaser’s Designee and Marriott at Closing.

The transactions set forth in this Section 2.1 are collectively referred to as the “Transaction.”

Section 2.2. Certain Information.

(a) Schedule 2.1(a) sets forth, for each Hotel being transferred through the Fee Sale: (i) the name and location of the Hotel, (ii) the name and jurisdiction of organization of the CTF Selling Entity, (iii) the name and jurisdiction of organization of the Target(s), (iv) the portion of the Unadjusted Purchase Price (the “Preliminary Allocated Price”) allocated to the Fee Property; and (v) the permitted range of the Closing Allocated Price.

(b) Schedule 2.1(b) sets forth, for each Hotel being transferred through the Lease Assignment & Sale: (i) the name and location of the Hotel; (ii) the name and jurisdiction of organization of the CTF Selling Entity; (iii) title, date and parties to the Leases; (iv) the Preliminary Allocated Price allocated to the Leasehold Property; and (v) the permitted range of the Closing Allocated Price.

(c) Schedule 2.1(b) sets forth for the Club Vinoy LC (i) the name of the entity, and (ii) the name and jurisdiction of organization of the entity.

Section 2.3. INTENTIONALLY OMITTED

Section 2.4. Debt. Schedule 2.4 of the CTF Agreement sets forth certain Debt as of the date of this Agreement. Marriott shall cause CTF to take such action, such that, at the Closing, all outstanding Debt shall have been repaid, defeased or otherwise released.

Section 2.5. Intercompany Debt. Marriott shall cause CTF to take such action such that at the Closing, there shall be no Intercompany Debt outstanding in respect of any Target. Accordingly, all currently outstanding Intercompany Debt with respect to each Target shall have been repaid, cancelled, forgiven, contributed to capital or otherwise extinguished (the method of extinguishing such Debt to be selected by CTF) such that no Target shall remain liable for the payment of any principal, interest, fees or penalties on any Intercompany Debt or bear any cost with respect to such extinguishment, and such that neither the Purchaser nor any Designee shall be liable for any Taxes in connection therewith. Marriott shall cause CTF to use Commercially Reasonable Efforts to minimize the liability for Taxes to any Target in connection with canceling the Intercompany Debt.

Section 2.6. Property Improvement Plan Expenditures. Purchaser shall fund a total of $32,441,000 less, however, the PIP Expenditures of CTF prior to Closing (the “PIP Amount”) for the preliminary Property Improvement Plans for the Hotels, as further described on Schedule 2.6 attached hereto. Each wholly-owned Designee of

Purchaser formed to take title to a Hotel shall either fund the PIP Amount at Closing, or will have the option to fund the PIP Amount as costs are incurred provided that Marriott receives a guaranty of the PIP Amount from the Purchaser, or, at Purchaser’s election, from another entity reasonably satisfactory to Marriott. Purchaser may replace a guarantee of the PIP Amount as to any individual Hotel through substitution of a cash escrow sufficient to complete the PIP work.

Section 2.7. INTENTIONALLY OMITTED.

ARTICLE 3. PURCHASE PRICE ADJUSTMENTS AND CLOSING

Section 3.1. Purchase Price. In consideration for the Transaction, the Purchaser shall pay into escrow at the Closing an aggregate purchase price of U.S. $590,400,000 (the “Unadjusted Purchase Price”), which includes those amounts to be paid to Marriott in its capacity as an owner of an equity interest in Renaissance Vinoy Resort and Golf Club (“Renaissance Vinoy”) as shall be adjusted as provided in this Article 3, Section 7.3 and Section 9.2 (the “Adjusted Purchase Price”).

Section 3.2. Deposit. Upon execution of this Agreement, Purchaser shall deposit into escrow $25,000,000 (the “Deposit”) with the Title Company. The Deposit will be non-refundable, other than (a) for termination based on a failure of a condition to Purchaser’s obligation to consummate the Transaction, or (b) as otherwise expressly provided in this Agreement. If the Transaction is consummated, the Deposit, and interest earned thereon, will be applied against the Purchase Price.

Section 3.3. Estimated Working Capital, Capital Expenditure and PIP Expenditure Adjustments.

(a) Section 3.2 of the CTF Agreement contemplates that, and provides a procedure for, CTF and Marriott to determine certain items defined and described therein as the Estimated Total Working Capital, the Estimated North American Capex and the Estimated PIP Expenditures. Marriott and Purchaser shall recalculate the Estimated Total Working Capital (including Seller Working Capital only to the extent the same is both (x) properly allocated to Hotel Working Capital utilizing the definition of Working Capital set forth in this Agreement and, (y) an item that, in Marriott’s Ordinary Course of Business, would be accounted for on the Hotel’s books and records) utilizing the definition of Working Capital set forth in this Agreement, for all purposes and calculations contemplated in this Section 3.3(a). At Closing, the Unadjusted Purchase Price shall be: (i) increased (or decreased) by the amount by which the Estimated Total Working Capital applicable to the Hotels is more (or less) than $0; (ii) increased (or decreased) by the amount by which the Estimated North American Capex applicable to the Hotels is more (or less) than the Target North American Capex Amount as set forth on Schedule 3.3(a); and (iii) increased by the amount of the Estimated PIP Expenditures.

(b) At Closing Purchaser shall provide to Marriott for each Hotel an amount equal to the Adjusted Working Capital for such Hotel. Adjusted Working Capital shall mean, for each Hotel, the amounts, if any, by which (i) the Adjusted Estimated

Total Working Capital for such Hotel, is less than (ii) the Initial Required Working Capital for such Hotel. If the Adjusted Estimated Total Working Capital for any Hotel is less than $0, Purchaser shall fund the amount of such Adjusted Estimated Total Working Capital deficit at Closing and shall also fund the applicable Initial Required Working Capital for such Hotel. If the Adjusted Estimated Total Working Capital for any Hotel is less than $0 and the Initial Required Working Capital for such Hotel is less than $0, and if the Adjusted Estimated Total Working Capital is more negative than the Initial Required Working Capital, Purchaser shall fund the amount equal to the difference between the negative Adjusted Estimated Total Working Capital and the Negative Initial Required Working Capital at Closing. Adjusted Estimated Total Working Capital shall mean, for each Hotel, the amount equal to (i) the Estimated Total Working Capital for such Hotel, minus (ii) the value of the Miscellaneous Operating Supplies included in the calculation of the Estimated Total Working Capital for such Hotel. Initial Required Working Capital shall mean, with respect to each Hotel, the amount set forth on Schedule 3.3(b) for such Hotel. Marriott and Purchaser shall recalculate the Estimated Total Working Capital, utilizing the definition of Working Capital set forth in this Agreement for all purposes and calculations contemplated in this Section 3.3(b).

(c) The receivable from the City of Palm Springs, California to the Esmeralda Hotel in connection with the relocation of the 17th hole on the Esmeralda Hotel golf course shall be reclassified from Seller’s Working Capital to Hotel Working Capital as defined in the CTF Agreement and such item shall be treated as part of Working Capital under this Agreement. The right to such receivable shall be assigned to Purchaser.

Section 3.4. Post-Closing Adjustments.

(a) Section 3.3 of the CTF Agreement contemplates that, and provides a procedure for, CTF and Marriott to arrive at certain post-closing adjustments to the Unadjusted Purchase Price as at the Effective Date. Marriott, with the assistance of Purchaser, shall prepare and submit the Closing Statements defined and described in Section 3.3 of the CTF Agreement including information and documentation provided by Purchaser within sufficient time in order for Marriott to comply with the time requirements set forth in Section 3.3 of the CTF Agreement. Upon receipt of the final report from the Accounting Firm as described in Section 3.3(c) of the CTF Agreement, either Marriott shall cause CTF to transfer to Purchaser, or Purchaser shall transfer to CTF, as the case may be, by wire transfer as described in Section 3.3(c) of the CTF Agreement, the difference between the adjustments made to the Unadjusted Purchaser Price (pursuant to Section 3.3(a) above) and the amounts set forth in the Closing Statements (as may be adjusted by the Accounting Firm), along with the interest as set forth in Section 3.3(c) of the CTF Agreement. If such adjustments would require Purchaser to pay an amount in excess of $1,000,000 to CTF, and if Purchaser believes in good faith that at least $500,000 of such amount would be payable to Purchaser by Marriott pursuant to the provisions of subsection (b) below, and provides Marriott with reasonably detailed support of such assertion, then Marriott shall pay, on behalf of Purchaser, fifty percent (50%) of such disputed amount, subject to reconciliation and further adjustment pursuant to the provision of subsection (b) below.

(b) If Purchaser or Marriott believes that the post-closing adjustments to the Unadjusted Purchase Price made pursuant to subsection (a) above are not consistent with the definition of Working Capital used under this Agreement, such party shall provide notice to the other party of such assertion within thirty (30) days of receipt of the final report described in subsection (a) above (an “Objection Notice”). If either or both parties provide such notice, Marriott and Purchaser shall attempt to recalculate the Unadjusted Purchase Price utilizing the definition of Working Capital set forth in this Agreement. If Marriott and Purchaser are unable to agree upon such recalculation within thirty (30) days of receipt of an Objection Notice, the parties shall provide the Accounting Firm with a copy of this Agreement and instruct the Accounting Firm to make a recalculation of the post-closing adjustments to the Unadjusted Purchase Price based on the definition of Working Capital used in this Agreement and not as that term is defined and used in the CTF Agreement, and to provide the difference, if any, between what Purchaser paid (or received) pursuant to the procedures described in subsection (a) above, and what the Purchaser would have paid (or received) had the definition of Working Capital used in this Agreement been used to calculate the adjustments to the Unadjusted Purchase Price. The costs of the recalculation by the Accounting Firm shall be borne equally by Marriott and Purchaser. If the report of the Accounting Firm determines that Purchaser made an overpayment or received less than should have been received had the definition of Working Capital in this Agreement been used, Marriott shall pay Purchaser the amount of such overpayment or the deficit in the received amount (net of any amounts previously paid by Marriott pursuant to the terms of the last sentence of subsection (a)), or if the Accounting Firm determines that Purchaser made an underpayment or received more than should have been received had the definition of Working Capital in this Agreement been used, Purchaser shall pay Marriott the amount of such underpayment or the excess of such overpayment (plus any amounts previously paid by Marriott pursuant to the terms of the last sentences of subsection (a)).

(c) The final reports contemplated by this Section 3.4, being that described in (a) above if the procedures described in (b) are not used, or that described in subsection (b) if the procedures described in (b) are used) shall be final and binding on the parties for all purposes of this Agreement. Solely for purposes of calculations under the Hotel Management Agreements, it is agreed that accruals or estimates taken into account in connection with the post-closing adjustments to the Unadjusted Purchase Price shall not be taken into account for any purposes under the Hotel Management Agreements (for example, actual bonuses paid in 2006 relating to 2005 performance may be higher or lower than the bonus estimates used to calculate the accrual amounts of such bonuses for purposes of this Agreement). However, payment of amounts relating to pre-closing matters by the manager of the Hotels shall not effect Purchaser’s rights hereunder to seek recourse for liabilities and obligations not assumed.

Section 3.5. Currency of Payments. Except as otherwise expressly set forth in this Agreement, all payments to or from CTF or any party shall be made in United States dollars. All translations from a foreign currency into United States dollars shall be calculated at the average of the United States dollar closing buy and sell bids for the subject foreign currency on the Effective Date (as quoted by Bloomberg Service for Benchmark Currency Rates or on any successor or substitute page of such service reasonably satisfactory to CTF and the parties at approximately 10:00 a.m., New York City time on any date of determination), regardless of the date actually made.

Section 3.6. Certain Transaction Costs.

(a) Marriott shall cause CTF to be allocated one-half of the Transfer Taxes which would be payable if the Hotels were transferred pursuant to the Target Sale at the Preliminary Allocated Price. Schedule 3.6 sets forth the initial estimate of the Transfer Taxes made by CTF and the parties hereto to be incurred in connection with the Fee Sale, Target Sale and Lease Assignment & Sale as well as the estimated amount thereof to be allocated to CTF and Purchaser. Schedule 3.6 shall be adjusted by CTF and Marriott at the direction of Purchaser from time-to-time until the Closing to reflect calculations made by the Title Company based upon the actual amount of Transfer Taxes due and payable in the applicable jurisdictions as of the Closing Date.

(b) Regardless of Law or convention, it shall be the responsibility of Purchaser to pay or cause to be paid all Transfer Taxes and otherwise complete and file all Tax Returns in connection therewith in a timely manner. Marriott shall, and shall cause CTF to, cooperate with Purchaser as reasonably requested by Purchaser in connection with the preparation and filing of such Tax Returns. The Unadjusted Purchase Price shall be reduced at Closing by the total amount of Transfer Taxes allocated to CTF that are actually paid or payable by Purchaser, and the Preliminary Allocated Price related to each Hotel Interest affected thereby shall be reduced accordingly.

Section 3.7. Structural and Environmental Consultants. Marriott has retained third party consultants (the “Structural and Environmental Consultants”) to perform structural and environmental analyses of the Hotels and Marriott has provided Purchaser with copies of all of the reports and work product prepared by the Structural and Environmental Consultants with regard to the Hotels. Marriott shall cause the Structural and Environmental Consultants to provide letters authorizing the Purchaser and its lenders to rely upon the reports, work product, representations and warranties provided by the Structural Environmental Consultants. At Closing, in addition to payment of the Purchase Price, Purchaser shall reimburse Marriott for the cost of all of the work performed by the Structural and Environmental Consultants with respect to the Hotels.

Section 3.8. Purchase Price Allocation.

(a) The parties have agreed upon the amount of the Preliminary Allocated Price for CTF’s interest in each of the Hotels, which amounts are set forth on Schedules 2.1(a) and 2.1(b) and which shall include those amounts to be paid to Marriott in its capacity as an owner of an interest in the Renaissance Vinoy and Club Vinoy LC as described on Schedule 2.1(b). By written notice to Marriott given not less than fourteen (14) Business Days prior to the Closing, Purchaser may modify the Preliminary Allocated Price for any such interest other than the Preliminary Allocated Price for Marriott’s interest in the Renaissance Vinoy within the range permitted in Schedules 2.1(a) and 2.1(b), as applicable (each such Preliminary Allocated Price as modified is the “Closing

Allocated Price”), provided, however, that the total amount of all Closing Allocated Prices shall at all times equal the Unadjusted Purchase Price, as it may be adjusted pursuant to the terms of this Agreement. The Closing Allocated Price of each property shall be delivered to Marriott by the Purchaser two (2) Business Days prior to Closing, and to the extent such allocations result in a change in the total amount of Transfer Taxes allocated to CTF as set forth on Schedule 3.9 of the CTF Agreement, such difference shall be borne by the Purchaser. In the event of any purchase price adjustment hereunder, Marriott and Purchaser agree to adjust any previously agreed purchase price allocation to reflect such purchase price adjustment and to file subsequent Tax Returns consistent with such agreed allocation.

(b) The Purchaser and Marriott agree that the Closing Allocated Price for each Hotel Interest shall be adjusted to reflect the Adjusted Purchase Price as determined at the Closing. For each Hotel Interest, the purchase of which is treated as an asset purchase for United States federal income tax purposes, the Adjusted Purchase Price, as so adjusted, plus any liabilities attributable to such Hotel Interest that are liabilities for United States tax purposes, shall be allocated for federal income tax purposes among the assets acquired thereby as agreed to by the parties and, if no agreement is reached, as reasonably determined by each of the parties. Subject to the requirements of applicable Law, the Purchaser and Marriott and each of their Affiliates, shall file all Returns, consistent with the Closing Allocated Price adjusted to take into account purchase price adjustments at the Closing and with any other allocation that is agreed in respect of a particular Hotel Interest. In the event of any purchase price adjustment hereunder, Marriott and the Purchaser agree to adjust any previously agreed allocation to reflect such purchase price adjustment and to file Tax Returns consistent with such agreed allocation.

Section 3.9. Closing.

(a) The closing of the Transactions shall take place at a closing (the “Closing”) to be held at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166, at 10:00 A.M., or at such other place or places as CTF, Marriott and Purchaser may agree in writing.

(b) The Closing shall occur on June 17, 2005, provided, however, that if the conditions to Closing of Marriott or Purchaser have not been satisfied as of that date, or upon notice given by Purchaser not later than June 8, 2005, or by Marriott no later than June 11, 2005, then the Closing shall occur not later than June 30, 2005, provided further, however, if all the conditions of both parties to the Closing have been satisfied, except that CTF shall not have received the requisite consent pursuant to the Offer and Solicitation to allow for the release of the liens on the Property securing the Notes, as more fully set forth in Article 4 of the CTF Agreement and as those terms are described and defined in the CTF Agreement, and Marriott exercises its one-time option to postpone the Closing to November 15, 2005 under Section 3.11 of the CTF Agreement, then the Closing hereunder shall also be postponed until November 15, 2005; provided further still, however, if the Closing with respect to any Hotel is delayed in accordance with the terms of this Agreement, the Closing for such Hotel shall occur as soon as practicable following the satisfaction of the conditions to Closing with respect to such Hotel. The day on which a Closing takes place is referred to as the “Closing Date.”

(c) If the Closing does not occur by June 30, 2005, because CTF did not receive the requisite consent as described in Section 3.9(b), and after Purchaser provides written notice to Marriott no later than July 6, 2005 of Purchaser’s intention to postpone Closing to November 15, 2005, Marriott elects not to exercise its one-time option to postpone the Closing to November 15, 2005 pursuant to Section 3.11 of the CTF Agreement and Marriott elects instead to terminate the CTF Agreement, then Marriott will refund the Deposit and all interest thereon to Purchaser. In such event if Purchaser is ready, willing and able to close on June 30, 2005, Marriott shall pay to Purchaser, Purchaser’s Out of Pocket Costs not to exceed Two Million and No/100 Dollars ($2,000,000). Failure on the part of Purchaser to notify Marriott on or before July 6, 2005 of its intention to postpone Closing, shall be deemed Purchaser’s election not to postpone Closing and to terminate this Agreement in accordance with Article 12 hereof. Purchaser being ready, willing and able to close for the purposes of this Section 3.9 shall mean that Purchaser shall have (i) satisfied the condition to Marriott’s obligation to close set forth in Section 9.4(a), (ii) tendered all of Purchaser’s Closing Deliveries, and (iii) shall have funding commitments for the payment of the entire Purchase Price such that Purchaser would have been in a position to pay the entire Purchase Price had the Closing occurred on June 30, 2005 and all conditions under this Agreement to Purchaser’s obligations had been satisfied. As used herein, “Purchaser’s Out of Pocket Costs” means all Purchaser’s third party out-of-pocket costs and expenses, including, but not limited to, all travel costs and expenses, all amounts expended by Purchaser for its investigation of the Hotels, including consulting fees and costs and legal fees and costs, all amounts expended by Purchaser, including, but not limited to, legal fees and costs, in the negotiation of this Agreement the CTF Agreement the management agreement with Marriott, and the other documents and instruments in connection with this transaction, and all fees and costs (including costs incurred to lock or cap rates of interest) paid by Purchaser to its lenders and potential lenders, including all amounts expended as liquidated damages to the lenders.

(d) If a Closing occurs after June 17, 2005 with respect to Hotels included in such Closing:

(i) all of the Transactions shall be deemed to be effective as of Marriott’s most recently ended Accounting Period prior to the Closing Date (for such Closing, the “Effective Date”);

(ii) Purchaser shall pay daily interest on the sum of the Preliminary Allocated Price of the Hotels from and including the Effective Date but not including the Closing Date, at a rate equal to the Closing Interest Rate; and

(iii) with respect to the Hotels Marriott shall cause CTF to pay to Purchaser (to the extent the amount in (i) below exceeds (ii) below), or the Purchaser shall pay to CTF (to the extent the amount in (ii) below exceeds (i) below), as the case may be, account and pay for the difference between (A) all deposits to CTF’s bank accounts arising from Hotel operations from the close of business on the Effective Date through the Closing Date, and (B) all checks issued, wire transfers and other disbursements from CTF’s bank accounts arising from Hotel operations from the close of business on the Effective Date through the Closing Date, which would have been disbursed by Marriott under the Marriott/CTF Hotel Management Agreements if the Closing had occurred on the Effective Date (the “Cash True-Up”).

(e) On or before a Closing, (i) the Purchaser shall deliver to the Title Company by wire transfer to a bank escrow account specified by the Title Company the amount of the Adjusted Purchase Price for the Hotels included in the Closing less the amount of Deposit and all interest accrued thereon in immediately available funds in United States dollars (such amount to be shown on a settlement memorandum detailing required adjustments to the Unadjusted Purchase Price) and such other sums required to be paid by Purchaser hereunder, including Transfer Taxes and other costs of Closing, (ii) Marriott shall deliver to the Title Company Marriott’s Closing Deliveries provided, however, to the extent that any of the Marriott Closing Deliveries include what are described as the Seller Closing Deliveries pursuant to the CTF Agreement, Marriott shall not be in default hereunder for any default by CTF in failing to provide the Seller Closing Deliveries as defined in the CTF Agreement (provided, however, any failure on the part of Marriott to deliver such Seller Closing Deliveries remains a condition to Purchaser’s obligation to close as set forth in Section 9.5(b)) and all other documents required by the Purchaser of this Agreement or any Ancillary Agreement to be delivered by Marriott and such other parties as are necessary and appropriate, each such Deliveries and/or document to be executed by Marriott and such other parties as are necessary and appropriate and to be held in escrow by the Title Company, and (iii) the Purchaser shall deliver to the Title Company the Purchaser’s Closing Deliveries and all other documents required by the Purchaser of this Agreement or any Ancillary Agreement to be delivered by the Purchaser, each such Deliveries and/or document to be executed by the Designees and to be held in escrow by the Title Company following completion of the matters specified in (e)(i)-(iii) above, and upon the joint written direction of Marriott and Purchaser, the Adjusted Purchase Price and/or documents so held in escrow shall be released from escrow and disbursed and/or distributed to those Persons entitled thereto, including to those Persons required pursuant to all Ancillary Agreements. In addition, Marriott and Purchaser shall cooperate to develop procedures for the flow of funds at each Closing.

ARTICLE 4. INTENTIONALLY DELETED

ARTICLE 5. PASS THROUGH REPRESENTATIONS AND WARRANTIES OF MARRIOTT

Subject to Section 5.17, Marriott represents and warrants, and to the extent applicable covenants, to the Purchaser, as of the date hereof and as of the Closing Date, that except as disclosed on the Disclosure Schedules set forth herein and in the CTF Agreement:

Section 5.1. Organization, Existence; Records and Actions.

(a) Schedules 2.1(a)-(e) of the CTF Agreement contain, with respect to each CTF Selling Entity and Target, a complete and accurate list of the jurisdiction of formation of such CTF Selling Entity and Target, and any other jurisdictions in which such Target is qualified to do business as a foreign entity. Each CTF Selling Entity and each Target is duly incorporated or formed and organized, validly existing and in good standing under the laws of the jurisdiction in which each was formed, with corporate power (or otherwise, as applicable) and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use. Each Target is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the business or operations of the Target as presently conducted.

(b) A true and complete copy of the Organizational Documents of each Target, certified by the Secretary or Assistant Secretary of the Target has been delivered to Marriott, and remain in full force and effect.

(c) The minute books of each Target contain accurate and complete records of all meetings held, and actions taken by, the board of directors or other governing body, any committees of the board of directors or other governing body, general partners, limited partners, managers or managing members, members, trustees, stockholders or equity holders of such Target.

(d) At the Closing, all of the books of account, minute books, equity interest record books, and other records of a Target (including correspondence related to the Leases) will be in the possession of such Target. As soon as reasonably practicable, but in no event more than twenty (20) days following the Closing, CTF shall physically deliver all such corporate minute books and other corporate records to Marriott, and no more than sixty (60) days following the Closing, CTF shall physically deliver all other such books and records to Marriott.

Section 5.2. Authority, Approval and Enforceability. The execution, delivery and performance by CTF and the CTF Selling Entities of the CTF Agreement and the CTF Ancillary Agreements, as applicable is within the corporate power (or otherwise, as applicable) of CTF and the CTF Selling Entities and has been duly and validly authorized by CTF and the CTF Selling Entities, and no other corporate proceedings (or otherwise, as applicable) on the part of CTF and the CTF Selling Entities are necessary to authorize the CTF Agreement, the CTF Ancillary Agreements, or the transactions contemplated hereby and thereby. The CTF Agreement has been, and the CTF Ancillary Agreements upon their execution at the Closing will be, validly executed and delivered by CTF and the CTF Selling Entities, and is or will be a valid and binding obligation of CTF and the CTF Selling Entities enforceable against CTF in accordance with its respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting the rights of creditors generally, and to the exercise of a court’s equitable powers.

Section 5.3. Capitalization.

(a) Except as otherwise set forth on Schedules 2.1(a) and 2.1(c) of the CTF Agreement, the Equity Interests constitute all of the outstanding stock, membership interests or partnership interests of each Target. All of the outstanding Equity Interests of each Target have been duly authorized and are validly issued, fully paid and nonassessable and are owned beneficially and of record by the CTF Selling Entity set forth on Schedules 2.1(a) and 2.1(c) of the CTF Agreement. Except as set forth on Schedules 2.1(a) and 2.1(c) of the CTF Agreement, the CTF Selling Entities will convey all of the outstanding Equity Interests of each Target to Purchaser at the Closing free and clear of any and all Encumbrances.

(b) Except as set forth on Schedules 2.1(a), (c) and (e) of the CTF Agreement, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable or contingent) to acquire any equity interest or security of any Target; (ii) outstanding security, instrument or obligation that is or may become convertible into, or exchangeable for, any equity interest or security of any Target; or (iii) Contract under which any Target is or may become obligated to sell or otherwise issue any equity interest or security.

(c) All outstanding equity or securities of each Target have been issued in compliance with (i) applicable Law and (ii) all requirements set forth in Contracts applicable to the issuance of equity or securities of each Target.

(d) Except as set forth on Schedules 2.1(a) and 2.1(c) of the CTF Agreement, no Target has any Subsidiaries or any direct or indirect ownership interest in any other Person.

(e) No CTF Selling Entity or Target has filed a voluntary petition in bankruptcy or similar petition, nor has any order, judgment or action been taken or suffered by any Interest Holder under any insolvency or bankruptcy law.

Section 5.4. Lines of Business. No Target is engaged in any business and no Target located in the United States has, for the two (2) years prior to the date of this Agreement, engaged in any business other than the ownership and operation of the business of a Hotel and operations incidental thereto. Each Target has conducted its business in all material respects in accordance with its Organizational Documents.

Section 5.5. No Conflicts; Consents. Neither the execution and delivery of the CTF Agreement or the CTF Ancillary Agreements nor the consummation or performance of any of the transactions contemplated hereby or thereby will, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the CTF Selling Entities, or any Target, or

(B) any resolution or action adopted by the board of directors or other governing body, any committee of the board of directors or other governing body, general partners, limited partners, managers or managing members, members, trustees, stockholders or equity holders of the CTF Selling Entities or Target;

(b) contravene, conflict with, or result in a violation of, or give any Governmental Authority or other Person the right to challenge any transaction contemplated by the CTF Agreement or the CTF Ancillary Agreements;

(c) except as set forth on Schedule 5.5 of the CTF Agreement, give any Governmental Authority or other Person the right to exercise any remedy or obtain any relief under, any applicable Law or any Order to which the CTF Selling Entities or any Target, or any material assets owned or used by any Interest Holder, may be subject;

(d) except as set forth on Schedule 5.5 of the CTF Agreement, contravene, conflict with, or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify, any material Governmental Authorization that is held in the name of any Target other than Permits in relation to the operations of any Hotel;

(e) except as set forth on Schedules 2.1(a)-(c) or 5.5 of the CTF Agreement, contravene, conflict with, or result in a material violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract or Lease;

(f) result in the imposition or creation of any Encumbrance upon or with respect to the Property; or

(g) except as set forth on Schedules 2.1(a)-(c) or 5.5 of the CTF Agreement, require any Interest Holder to give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of the CTF Agreement or the consummation or performance of any of the transactions contemplated by the CTF Agreement or the CTF Ancillary Agreements, except with respect to any Permits in relation to the operations of any Hotel, and any antitrust Consents from Governmental Authorities.

Section 5.6. Balance Sheets.

(a) Attached as Schedule 5.6 of the CTF Agreement is the consolidating unaudited balance sheet of each Target and its Subsidiaries as at December 31, 2004 (the “Balance Sheet”). With respect to such Target, the Balance Sheet constitutes a compilation prepared by the CTF Selling Entities of (i) the assets and liabilities of each Hotel owned or leased by such Target (excluding the CTF Level Data) (the “Hotel Level Data”); and (ii) the other assets and liabilities, if any, of the Target which either (A) are unrelated to the Hotel or (B) have historically not been accounted for as Hotel Level Data and (C) adjustments made by CTF to the Hotel Level Data (the “CTF

Level Data”). The Hotel Level Data is maintained by and has been extracted from the financial information supplied by Marriott under the Marriott/CTF Hotel Management Agreements. The CTF Level Data has been compiled from the books and records of each Target maintained by the CTF Selling Entities. The Balance Sheet fairly presents the financial condition of the Target (and its consolidated Subsidiaries as appropriate) as at December 31, 2004 in all material respects in accordance with GAAP, except for any deferred income tax asset or liability and any explanatory footnotes required under GAAP and except to the extent that any Hotel Level Data is not complete and accurate.

(b) There are no liabilities or obligations of any nature (whether known or unknown, absolute, contingent, or otherwise) of any Target (excluding (i) any deferred tax liabilities resulting from an accounting convention to reflect timing differences between book and tax accounting, (ii) liabilities in respect of Sales, Use & Occupancy Tax Audit Liabilities, and (iii) liabilities in respect of employee claims arising out of any Employment Practices Liabilities (clauses (i)-(iii), collectively being the “Excluded Liabilities”)), except for liabilities or obligations reflected on or reserved against in the Balance Sheet with respect to such Target and except to the extent that the Hotel Level Data is not complete and accurate. Since the date of the Balance Sheet through the Closing Date, CTF has not caused and will not permit any Target to suffer or incur any liability except for liabilities (A) pursuant to Contracts which are not Material Contracts; (B) pursuant to executory Material Contracts disclosed on Schedule 5.10 of the CTF Agreement; (C) for capital expenditures provided under Section 2.6 of the CTF Agreement; (D) pursuant to any Lease; (E) that are Intercompany Debt; (F) that are included within Working Capital for such Target; or (G) that constitute Excluded Liabilities.

(c) Except as set forth on Schedule 7.12 of the CTF Agreement, no Target is the guarantor of the obligations of a third party. No Target has contractually indemnified any third party, except in respect of liabilities directly related to the operations of a Target’s Hotel.

(d) Except as set forth on Schedule 2.4 of the CTF Agreement, as of the date of this Agreement, no Target has any Debt.

(e) The CTF Level Data accounting records are maintained by and are in the possession of the CTF Selling Entities.

Section 5.7. Absence of Certain Changes. Except as set forth on Schedules 2.1(a) and 2.1(c) of the CTF Agreement, since December 31, 2004, no Target has:

(a) sold, transferred, or otherwise disposed of any of its Property except in the Ordinary Course of Business;

(b) forgiven or canceled debts or waived any claims or rights of substantial value other than Intercompany Debt; or

(c) incurred any debt or extended any credit other than in the Ordinary Course of Business, except for Intercompany Debt; or

(d) made any change in any method of accounting or accounting practice or policy.

Section 5.8. Litigation and Related Matters.

(a) Except as set forth in Schedule 5.8 of the CTF Agreement, there is no pending Legal Proceeding that has been commenced by or against any Interest Holder or related to the Property other than routine litigation related to the operations of a Hotel which is covered by insurance, and, to CTF’s Knowledge, no Legal Proceeding has been threatened and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Legal Proceeding. CTF has made available to Marriott copies of all pleadings, correspondence, and other documents relating to each Legal Proceeding set forth in Schedule 5.8 of the CTF Agreement.

(b) Except as set forth in Schedule 5.8 of the CTF Agreement, and with the further exception that, with respect to the operations of any Hotel, the following representations are made to CTF’s Knowledge only:

(i) there is no Order to which any Interest Holder, any of the assets owned or used by any Target, is subject;

(ii) no Interest Holder is subject to any Order that relates to the business or Property of any Interest Holder; and

(iii) no officer, director, manager, managing member, trustee, partner, agent, or employee of any Target who is not under the control of Marriott is subject to any Order that prohibits such Person from engaging in or continuing any conduct, activity, or practice relating to the business of any Target.

(c) Except as set forth in Schedule 5.8 of the CTF Agreement and with the further exception that, with respect to the operations of any Hotel the following representations are made to CTF’s Knowledge only:

(i) each Target and Interest Holder is in compliance in all material respects with the terms and requirements of each Order to which it is subject;

(ii) no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply, in any material respect by an Interest Holder, with the terms or requirements of any Order to which it is subject; and

(iii) no Interest Holder has received any written notice from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with the terms and requirements of any Order to which it is subject.

Section 5.9. Compliance with Laws; Governmental Authorizations.

(a) Each Target is presently or, at the Closing shall be, in compliance in all material respects with all Governmental Authorizations necessary for the continued operation of the business of each Target, other than any Permits. Each Interest Holder has complied with, and is not in violation of, any applicable Law affecting such Target, excluding any applicable Law relating to the operations or business of any Hotel.

(b) Except as set forth on Schedule 2.1(a)-(d) of the CTF Agreement, the CTF Selling Entities have not received written notice of any request, application, proceeding, plan, study or effort including any condemnation proceeding, proposed change of zoning or other proposed land use regulation or action, which would have a material adverse effect on any Hotel or on any Permits. The CTF Selling Entities have not received written notice that the present development, improvement, use and operation of any Hotel are not in compliance with or violate any applicable Law or any Permit.

Section 5.10. Contracts and Commitments.

(a) Other than (i) the Contracts set forth on Schedule 5.10 of the CTF Agreement; (ii) the Leases; and (iii) the exceptions noted on any Title Commitments (which shall be governed by Section 9.1 of the CTF Agreement), there are no Material Contracts that will be binding on any Target, the Purchaser, any Designee, the Owned Real Property or the Leased Real Property subsequent to the Closing Date.

(b) (i) Schedule 5.10 of the CTF Agreement sets forth a true and complete list of all Material Contracts, true and complete copies of which have been delivered to Marriott; (ii) the Material Contracts are in full force and effect and no Interest Holder, nor to CTF’s Knowledge any other party thereto, is in material default in the performance of any of its obligations thereunder, nor, to CTF’s Knowledge, has any event occurred which could give any party thereunder the right to give a notice of default to any other party; (iii) the Material Contracts have not been further modified, supplemented or amended in any material respect; and (iv) all rent, charges or other payments due from any Interest Holder under any Material Contract, as applicable, have either been paid through the date of this Agreement or the Closing Date, as applicable, or provision has been made for the payment thereof as and when the same shall become due and payable.

(c) Except as set forth on Schedule 5.10 of the CTF Agreement, the CTF Selling Entities have no equity or other economic interest in any supplier, landlord or lessee of any Target. Except as set forth on Schedule 5.10 of the CTF Agreement, there are no Contracts between CTF or any Affiliate of CTF, that will be binding on any Target or the Purchaser subsequent to the Closing Date.

(d) To CTF’s Knowledge, no Target and no Person on behalf of a Target has made any illegal or unrecorded payments, deposits or similar items.

(e) All Contracts related to PIP Expenditures have been, and those Contracts related to PIP Expenditures after the date hereof will be, delivered to Marriott.

Section 5.11. Hotel Properties.

(a) With the exception of Encumbrances which will be satisfied and discharged at Closing, each Interest Holder, as appropriate, owns the Property free and clear of any Encumbrances as defined in the CTF Agreement.

(b) Except as set forth on Schedule 5.11 of the CTF Agreement, to CTF’s Knowledge, since January 1, 2003, no Interest Holder has received written notice by any Governmental Authority of any violation of an Environmental Law or written notice by any Person of any breach by an Interest Holder of its obligations under any Contract for the remediation of any condition at a Hotel under an Environmental Law.

Section 5.12. Intellectual Property. To CTF’s Knowledge, Schedule 5.12 of the CTF Agreement sets forth a true and complete list of all tradenames and trademarks owned or used by each Interest Holder with respect to each Hotel property (“Tradenames”). To CTF’s Knowledge, there has been no infringement by any Interest Holder on the rights or interests of any third party with respect to the Tradenames, nor any infringement upon any Interest Holder’s rights or interests in any of the Tradenames. To CTF’s Knowledge, no Interest Holder has received written notice that it is infringing the rights or interests of any third party with respect to the Intellectual Property or that any third party is infringing upon any Interest Holder’s rights or interests in any of the Intellectual Property. The CTF Selling Entities and their Affiliates will not retain any rights to the Intellectual Property used in connection with the operation of a Hotel after the Closing.

Section 5.13. Employee Benefits.

(a) With respect to those Targets organized within the United States:

(i) no Interest Holder or ERISA Affiliate thereof has sponsored, maintained and/or contributed to Employee Benefit Plan at any time within the past five (5) years; and

(ii) Except as set forth on Schedule 5.13 of the CTF Agreement, no Target has any employees, except employees under the control of Marriott who are employed in connection with the business and operations of the Hotels.

(b) INTENTIONALLY OMITTED

Section 5.14. Insurance.

(a) Schedule 5.14 of the CTF Agreement lists:

(i) all of the policies of insurance that have been issued covering losses that may have occurred during the past three (3) insurance policy years (including the current year) preceding the date of the CTF Agreement to which any Target or Interest Holder is a party or has been covered excluding any policies placed by the landlords under the Leases, true and complete copies of which have been provided to Marriott;

(ii) a list of the policy numbers and names of insurance carriers for two (2) policy years in addition to those covered by clause (i) above, excluding casualty policies, excluding property and business interruption policies, as well as property terrorism policies, and excluding any policies placed by the landlords under the Leases;

(iii) all pending applications for policies of insurance, true and complete copies of which have been provided to Marriott;

(iv) a schedule of all locations insured under the policies listed in subsection 5.14(a)(i) of the CTF Agreement, and

(v) all surety bonds placed directly by CTF to which any Target is a party or has been covered within the current year, true and complete copies of which have been provided to Marriott.

(b) Schedule 5.14 of the CTF Agreement describes any self-insurance arrangement by or affecting any Target, including any reserves established thereunder.

(c) CTF has previously provided to Marriott by line of coverage, by policy year, for each Interest Holder for each of the three (3) preceding policy years (including the current policy year):

(i) a recent summary of the loss experience under each insurance policy; and

(ii) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(d) Except as set forth on Schedule 5.14 of the CTF Agreement, all policies to which any Target is a party:

(i) are valid, outstanding, and enforceable;

(ii) will continue in full force and effect until the Closing Date; and

(iii) do not provide for any retrospective premium adjustment or other experience-based liability on the part of any Target.

(e) Within the past twelve (12) months, no Target has received (A) any notice of a material increase in premiums, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder.

(f) Each Target has paid all premiums due under each policy to which it is a party.

(g) CTF shall be responsible for the payment of all brokers’ or insurance service providers’ fees relating to insurance that is terminated at or prior to Closing with respect to the Hotels.

Section 5.15. Leases. Schedules 2.1(b) and (c) of the CTF Agreement set forth a complete and accurate list of the Leases, including the dates thereof and all amendments thereto. Except as set forth on Schedule 5.15 of the CTF Agreement, each Lease is in full force and effect and has not been modified, supplemented, or amended in any respect and no default has occurred by the respective tenant and is continuing under the Lease and no event has occurred and is continuing which with the giving of notice or lapse of time or both would constitute a default thereunder on the part of the respective tenant. Furthermore, to CTF’S Knowledge, no default by the respective landlord under each Lease has occurred and is continuing under such Lease and no event has occurred and is continuing which with the giving of notice or lapse of time or both would constitute a default thereunder on the part of such landlord.

Section 5.16. Taxes. Except for Taxes the reporting and payment of which is the responsibility of Marriott pursuant to its management of the Hotel:

(a) Except as set forth on Schedule 5.16 of the CTF Agreement, each Target has duly and timely filed all Tax Returns required to be filed with any Taxing Authority (or has timely and properly filed valid extensions of time with respect to the filing thereof) and CTF or CTF’s Affiliates have duly and timely filed each Tax Return required to be filed with any Taxing Authority by CTF or CTF’s Affiliates which include or are based upon the assets, operations, ownership or activities of any of the Targets, including any consolidated, combined, unitary, fiscal unity or similar Tax Return which includes or is based upon the assets, operations, ownership or activities of any of the Targets (or CTF or CTF’s Affiliates have timely and properly filed valid extensions of time with respect to the filing thereof) and all such Tax Returns were correct and complete in all material respects. The Targets (or CTF or CTF’s Affiliates on behalf of the Targets) have paid all Taxes owing with respect to the assets, ownership, operations and activities of the Targets (whether or not shown on any Tax Return).

(b) There are no Liens on any of the assets of any of the Targets that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Except as set forth in Schedule 5.16 of the CTF Agreement, there are no pending audits, assessments or claims from any Taxing Authority for deficiencies, penalties or interest against any of the Targets or any of their assets, operations or activities. Except as set forth in Schedule 5.16 of the CTF Agreement, there are no pending claims for refund of any Tax of any Target (including refunds of Taxes allocable to the Targets or with respect to consolidated, combined, unitary, fiscal unity or similar Tax Returns).

(d) Except as set forth in Schedule 5.16 of the CTF Agreement, there is no pending investigation or other proceeding by any Taxing Authority for any jurisdiction where any of the Targets does not file Tax Returns with respect to a given Tax that may lead to an assertion by such Tax Authority that any of the Targets is or may be subject to a given Tax in such jurisdiction.

(e) Except as set forth on Schedule 5.16 of the CTF Agreement, none of the Targets has (i) waived any statute of limitations in respect of Taxes or, (ii) agreed to any extension of time with respect to the filing of any Tax Return of any of the Targets (including any Tax Return which includes or is based upon their respective assets, ownership, operations or activities), the payment of any Taxes of any of the companies, or any limitation period regarding the assessment of any such Taxes or (iii) received approval to make or agreed to a change in accounting method or has any application pending with any Taxing Authority requesting permission for any such change.

(f) Except as set forth in Schedule 5.16 of the CTF Agreement, none of the Targets has elected under Treasury Regulation Section 301.7701-3 to be taxed as a corporation for United States Tax purposes. Except as set forth in Schedule 5.16 of the CTF Agreement, none of the Targets has elected under Treasury Regulation Section 301.7701-3 to be taxed as a partnership or disregarded entity for United States Tax purposes.

(g) Except as set forth in Schedule 5.16 of the CTF Agreement, there are no outstanding rulings or determinations of, or requests for rulings or determinations with, any state, local or foreign Taxing Authority expressly addressed to any Target (or to an Affiliate of any Target) that are, or if issued would be, binding upon any Target.

(h) Except as set forth in Schedule 5.16 of the CTF Agreement, none of the Targets is a party to any Tax allocation, Tax reimbursement or Tax sharing agreement.

(i) Except as set forth in Schedule 5.16 of the CTF Agreement, as to each year or period for which the relevant limitation period for assessments has not yet expired as to a given Tax, none of the Targets: (i) has been a member of an affiliated, consolidated, unitary, fiscal unity, combined or similar Tax group which files a consolidated, unitary, fiscal unity, combined or similar Tax Return for purposes of that Tax other than the group of which it currently is a member; or (ii) has any liability for the Taxes of any Person (other than any of the members of the group of which it currently is a member) under Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j) Except as set forth in Schedule 5.16 of the CTF Agreement, none of the Targets is a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for US or Non-US Tax purposes.

(k) No Selling Entity that is selling a United States real property interest is a “foreign person” within the meaning of Code Section 1445 (or, if a Selling

Entity is a disregarded entity for US Tax purposes, the recognized Tax owner of the Selling Entity that is treated as the seller of a real property interest for US Tax purposes is not a “foreign person” within the meaning of Code Section 1445).

(l) Except as set forth in Schedule 5.16 of the CTF Agreement, none of the Selling Entities or the Targets has given a power of attorney to any Person (other than a Tax Matters Partner pursuant to Code Section 6231(a)(7)) on any matters relating to Taxes.

(m) Except as set forth in Schedule 5.16 of the CTF Agreement, each asset with respect to which any Target claims depreciation, amortization or similar expense for Tax purposes is owned for Tax purposes by such Target under applicable Tax Law.

(n) Except as set forth in Schedule 5.16 of the CTF Agreement, no Target will have any taxable income or gain as a result of prior intercompany transactions with Affiliates of the Targets that have been deferred and that will be subject to Tax as a result of the changes in ownership of each of the Targets as contemplated by this Agreement.

(o) Each Target has withheld from each payment made to any of its past and present shareholders, directors, officers, employees and agents the amount of all Taxes and other deductions required to be withheld and has paid or made adequate provision for the payment of such amounts to the proper Taxing Authority.

Section 5.17. Limitations. CTF’s representations, warranties, and to the extent applicable, covenants set forth in Sections 5.4, 5.6(b)-(d), 5.7, 5.9, 5.10, 5.12 and 5.15 of the CTF Agreement are expressly made subject to any action of Marriott or its Representatives or any failure of Marriott or its Representatives to act in circumstances where Marriott is under a legal or contractual duty to act, and in the event of such action or failure to act by Marriott, CTF assumes no responsibility for the accuracy or completeness of such representations and warranties or the performance of such covenants to the extent of such inaccuracy, incompleteness or failure to perform is a result of such action or failure to act by Marriott. In addition, CTF’s representations, warranties, and to the extent applicable, covenants are qualified by reference to any condition identified in the property condition reports that are listed in Schedule 2.6(c) of the CTF Agreement.

ARTICLE 5A. MANAGER REPRESENTATIONS AND WARRANTIES

Marriott represents and warrants, and to the extent applicable covenants, to the Purchaser, as of the date hereof and as of the Closing Date, that except as disclosed on the Disclosure Schedules set forth herein and in the CTF Agreement.

Section 5.1A Organization, Existence; Records and Actions.

(a) INTENTIONALLY OMITTED

(b) A true and complete copy of the Organizational Documents of each Target, certified by the Secretary or Assistant Secretary of the Target, delivered by CTF to Marriott has been delivered to Purchaser.

(c) INTENTIONALLY OMITTED

(d) As soon as reasonably practicable, but in no event more than sixty-five (65) days following the Closing, Marriott shall physically deliver all corporate minutes and other corporate records that it has received from CTF to Purchaser.

Section 5.2A Authority, Approval and Enforceability. The execution, delivery and performance by Marriott of this Agreement and the Ancillary Agreements, as applicable is within the corporate power (or otherwise, as applicable) of Marriott and has been duly and validly authorized by Marriott, and no other corporate proceedings (or otherwise, as applicable) on the part of Marriott are necessary to authorize this Agreement, the Ancillary Agreements, or the transactions contemplated thereby. This Agreement has been, and the Ancillary Agreements upon their execution at the Closing will be, validly executed and delivered by Marriott, and is or will be a valid and binding obligation of Marriott enforceable against Marriott in accordance with its respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting the rights of creditors generally, and to the exercise of a court’s equitable powers. Exhibit A is a true and correct copy of the CTF Agreement (including Schedules and Exhibits thereto) as it relates to the Hotels that are the subject of this Agreement. The CTF Agreement shall not be modified or amended with respect to such Hotels. In addition to the restrictions set forth in the preceding sentence, the CTF Agreement and the documents delivered pursuant thereto (including security documents and guarantees) shall not be modified or amended so as to materially adversely affect Purchaser’s rights hereunder. Marriott shall cause its counsel, Venable LLP, to deliver to Purchaser a legal opinion, in form and substance satisfactory to Purchaser as to the lawful existence of Marriott and the due execution and delivery of this Agreement by Marriott.

Section 5.3A Capitalization.

(a) INTENTIONALLY OMITTED

(b) INTENTIONALLY OMITTED

(c) INTENTIONALLY OMITTED

(d) INTENTIONALLY OMITTED

(e) INTENTIONALLY OMITTED

(f) Marriott has not filed a voluntary petition in bankruptcy or similar petition, nor has any order, judgment or action been taken or suffered by Marriott under any insolvency or bankruptcy law.

Section 5.4A Lines of Business. Marriott, as manager under the Marriott/CTF Hotel Management Agreements has not taken any action or failed to take any action in circumstances where Marriott is under a legal or contractual duty to act such as to cause any Target to become engaged in any business other than the ownership and operation of the business of a Hotel and operations incidental thereto.

Section 5.5A No Conflicts; Consents. Except as set forth on Schedule 5.5A, neither the execution and delivery of this Agreement or the Ancillary Agreements nor the consummation or performance of any of the transactions contemplated hereby or thereby will, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of Marriott, or (B) any resolution or action adopted by the board of directors or other governing body, any committee of the board of directors or other governing body, general partners, limited partners, managers or managing members, members, trustees, stockholders or equity holders of Marriott;

(b) contravene, conflict with, or result in a violation of, or give any Governmental Authority or other Person the right to challenge any transaction contemplated by this Agreement or the Ancillary Agreements;

(c) give any Governmental Authority or other Person the right to exercise any remedy or obtain any relief under, any applicable Law or any Order to which Marriott may be subject;

(d) to Marriott’s Knowledge, except as set forth on Schedule 5.5 of the CTF Agreement, contravene, conflict with, or result in a material violation of any Permits in relation to the operations of the Hotel;

(e) except as set forth on Schedule 5.5A, contravene, conflict with, or result in a material violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Marriott Material Contract.

(f) INTENTIONALLY OMITTED

(g) to Marriott’s Knowledge, except as set forth on Schedules 2.1(a)-(c) or 5.5 of the CTF Agreement, require Consent from any Person with respect to any Permits in relation to the operations of any Hotel except as set forth below in this subsection (g). Marriott is the holder of the liquor license with respect to each Hotel (other than the Mayflower); each such liquor license is in full force and effect (except as set forth in Schedule 5.5A). Prior to any transfer of such liquor licenses to Purchaser, certain action (including filings with governmental authorities) will be required to be taken in order for the Hotels, after being purchased by Purchaser, to continue to have the benefit of such liquor licenses. Marriott covenants that all of the Hotels will continue to serve alcoholic beverages before and after the Closing and subject to Purchaser providing all necessary and appropriate information requested by Marriott and executing all necessary petitions or applications requested by Marriott for transfer, Marriott shall cause all liquor licenses with regard to the Hotels not currently held by Marriott to be transferred to the Purchaser or Marriott, as applicable.

Section 5.6A Balance Sheets.

(a) The Hotel Level Data is maintained by Marriott and has been extracted by CTF from the financial information supplied by Marriott to CTF under the Marriott/CTF Hotel Management Agreements, and such Hotel Level Data is complete and accurate.

(b) (c) and (d) The Hotel Level Data is maintained by Marriott and has been extracted by CTF from the financial information supplied by Marriott to CTF under the Marriott/CTF Hotel Management Agreements, and such Hotel Level Data is complete and accurate. Marriott, as Manager under the Marriott/CTF Hotel Management Agreements, has not taken any action or failed to take any action, where Marriott is under a legal or contractual duty to act:

(i) since the date of the Balance Sheet through the Closing Date, to cause any Target to suffer or incur any liability described in Section 5.6(b) of this Agreement;

(ii) to cause any Target to become a guarantor of the obligations of a third party or to contractually indemnify any third party except in respect of liabilities directly related to the operations of a Target’s Hotel; or

(iii) to cause any Target to incur any Debt.

(e) INTENTIONALLY OMITTED

Section 5.7A Absence of Certain Changes. The financial results reported in the operating statements prepared by Marriott in its capacity as the manager of the Hotels for the three (3) fiscal years preceding the date hereof and provided to Purchaser by Marriott are fairly presented and are free of material error or omission. Marriott, as Manager under the Marriott/CTF Hotel Management Agreements, has not taken any action or failed to take any action where Marriott is under a legal or contractual duty to act, to cause any Target to take any of the actions prohibited in Section 5.7 of this Agreement. As of the Effective Date to the Closing Date, Marriott has not and will not create by its acts or omissions as manager of the Hotels, any liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, rights of first refusal, preemptive rights or community property interests as to the Hotel Interests (collectively, the “Marriott Created Liens”) and shall take such action as may be necessary in order to remove any such Marriott Created Lien at or prior to Closing if any such Marriott Created Lien would have been designated as a Purchaser Objection but for the inclusion of such Marriott Created Lien as a Permitted Encumbrance under the terms of the CTF Agreement.

Section 5.8A Litigation and Related Matters.

(a) Marriott has made available to the Purchaser copies of all pleadings, correspondence, and other documents relating to each Legal Proceeding set forth in Schedule 5.8 of the CTF Agreement provided by CTF to Marriott.

(b) Except as set forth in Schedule 5.8 of the CTF Agreement, with respect to the operations of any Hotel, the following representations are made to Marriott’s Knowledge only:

(i) there is no Order to which any Interest Holder, any of the assets owned or used by any Interest Holder, is subject;

(ii) no Selling Entity is subject to any Order that relates to the business or Property of any Interest Holder; and

(iii) no officer, director, manager, managing member, trustee, partner, agent, or employee of any Target who is under the control of Marriott is subject to any Order that prohibits such Person from engaging in or continuing any conduct, activity, or practice relating to the business of any Target.

(c) INTENTIONALLY OMITTED

Section 5.9A Compliance with Laws; Governmental Authorizations.

(a) Except as set forth on Schedule 5.9A, Marriott, as Manager under the Marriott/CTF Hotel Management Agreements has not taken any action or failed to take any action in circumstances where Marriott is under a legal or contractual duty to act to cause any Hotel not to be in compliance in all material respects with all Governmental Authorizations necessary for the continued operation of the business of each Hotel nor has Marriott received any written notice that any Hotel is in violation of any applicable Law affecting the operation of such Hotel.

(b) To Marriott’s Knowledge, except as set forth on Schedule 5.9A, Marriott has not received written notice of any request, application, proceeding, plan, study or effort, including any condemnation proceeding, proposed change of zoning or other proposed land use regulation or action, which would have a material adverse effect on any Hotel or any Permits. To Marriott’s Knowledge, Marriott has not received written notice that the present development, improvement, use and operation of any Hotel are not in compliance with or violate any applicable Law or any Permit.

Section 5.10A Contracts and Commitments. True and complete copies of the Material Contracts delivered to Marriott by CTF have been delivered to Purchaser. True and complete copies of the Marriott Material Contracts have been delivered by Marriott to Purchaser, and a true, complete and correct list of Marriott Material Contracts is set forth as Schedule 5.10A. Marriott, as manager under the Marriott/CTF Hotel Management Agreements, has not taken any action or failed to take any action in circumstances where Marriott is under a legal or contractual duty to act other than as set forth on Schedule 5.10 of the CTF Agreement:

(a) to create or enter into any contract other than (i) those Contracts set forth on Schedule 5.10A; (ii) contracts entered into in the Ordinary Course of Business; and (iii) Marriott Material Contracts that will be binding upon any Target or the Owned Real Property or the Leased Real Property subsequent to the Closing Date;

(b) to cause any Interest Holder to materially default in the performance of any of its obligations under any Material Contract, or to modify, supplement or amend in any material respect any Material Contract;

(c) INTENTIONALLY OMITTED

(d) to cause any Target to make any illegal or unrecorded payments, deposits or similar items.

(e) All Contracts related to PIP Expenditures as of the date hereof, and those Contracts related to PIP Expenditures after the date hereof, delivered to Marriott have been, or will be, delivered to Purchaser.

Section 5.11A Hotel Properties.

(a) INTENTIONALLY OMITTED

(b) To Marriott’s Knowledge, except as set forth on Schedule 5.9A of the CTF Agreement, as of the date hereof, no Interest Holder has received written notice by any Governmental Authority of any violation of an Environmental Law or written notice by any Person of any breach by a Hotel of its obligations under any Contract for the remediation of any condition at a Hotel under an Environmental Law.

Section 5.12A Intellectual Property. Marriott, as manager under the Marriott/CTF Hotel Management Agreement, has not taken any action or failed to take any action in circumstances where Marriott is under a legal or contractual duty to act to cause any infringement by any Interest Holder on the rights or interests of any third party with respect to the Tradenames nor any infringement upon any Interest Holder’s rights or interests in any of the Tradenames. To Marriott’s knowledge, no Interest Holder has received written notice that it is infringing the rights or interests of any third party with respect to the Intellectual Property or that any third party is infringing upon any Interest Holder’s rights or interests in any of the Intellectual Property.

Section 5.13A Employee Benefits.

(a) To Marriott’s Knowledge with respect to those Targets organized within the United States, no Hotel has any employees, except employees under the control of Marriott who are employed in connection with the business and operation of the Hotels pursuant to the Marriott/CTF Hotel Management Agreements.

(b) INTENTIONALLY OMITTED

Section 5.14A Insurance. INTENTIONALLY OMITTED

Section 5.15A Leases. Except as set forth on Schedule 5.15 of the CTF Agreement, Marriott, as manager under the Marriott/CTF Hotel Management Agreements, has not taken any action nor failed to act in circumstances where Marriott is under a legal or contractual duty to act:

(a) to modify, supplement or amend any Lease; or

(b) to cause a default by the respective tenant that is continuing under the Lease, or to cause any event to occur and continue, which with the giving of notice or lapse of time, or both, would constitute a default under the Lease on the part of the respective tenant.

Section 5.16A Taxes. Solely as to Taxes the reporting, filing and payment of which are the contractual obligation of Marriott or its Affiliates pursuant to the management of the Hotel under the Marriott/CTF Management Agreements, Marriott represents to the Purchaser:

(a) Marriott or its Affiliates have duly and timely filed each Tax Return contractually required pursuant to the Marriott/CTF Management Agreements to be filed with any Taxing Authority by Marriott or its Affiliates which include or are based upon the assets, operations, ownership or activities of any of the Hotels, including any consolidated, combined, unitary, fiscal unity or similar Tax Return which includes or is based upon the assets, operations, ownership or activities of any of the Hotels (or Marriott or its Affiliates have timely and properly filed valid extensions of time with respect to the filing thereof) and all such Tax Returns were correct and complete in all material respects. Except as set forth on Schedule 5.16A, Marriott or its Affiliates on behalf of the Hotels have paid all Taxes owing with respect to the assets, ownership, operations and activities of the Hotels (whether or not shown on any Tax Return) in accordance with their contractual obligations of the Marriott/CTF Management Agreements.

(b) To Marriott’s Knowledge, there are no Liens on any of Hotels or the assets of any of the Hotels that arose in connection with any failure (or alleged failure) by Marriott or its Affiliates to pay, on behalf of the Hotels, any Tax in accordance with the contractual terms of the Marriott/CTF Management Agreements, other than Liens for Taxes not yet due and payable.

(c) Except as set forth in Schedule 5.16 of the CTF Agreement and Schedule 5.16A, to Marriott’s Knowledge, there are no pending audits, assessments or claims from any Taxing Authority for deficiencies, penalties or interest against any of the Hotels or any of their assets, operations or activities for Taxes that are the contractual filing and payment obligation of Marriott or its Affiliates pursuant to the Marriott/CTF Management Agreements. Except as set forth in Schedule 5.16 of the CTF Agreement, there are no pending claims for refund of any Tax of any Hotel (including refunds of Taxes allocable to the Hotel or with respect to consolidated, combined, unitary, fiscal unity or similar Tax Returns) related to any Taxes that are the contractual obligation of Marriott or its Affiliates pursuant to the Marriott/CTF Management Agreements.

(d) INTENTIONALLY OMITTED.

(e) Except as set forth in Schedule 5.16 of the CTF Agreement, Marriott or its Affiliates have not (i) agreed to any extension of time with respect to the filing of any Tax Return for any of the Hotels contractually required to be filed by Marriott or its Affiliates pursuant to the Marriott/CTF Management Agreements (including any Tax Return which includes or is based upon the Hotels’ respective assets, ownership, operations or activities), or any limitation period regarding the assessment of any such Taxes or (ii) received approval to make or agreed to a change in accounting method with respect to such Taxes or has any application pending with any Taxing Authority requesting permission for any such change.

(f) INTENTIONALLY OMITTED.

(g) Except as set forth in Schedule 5.16 of the CTF Agreement, to Marriott’s Knowledge, there are no outstanding rulings or determinations of, or requests for rulings or determinations with, any state, local or foreign Taxing Authority expressly addressed to any Hotel that are, or if issued would be, binding upon any Hotels with respect to any Taxes that are the contractual obligation of Marriott or its Affiliates pursuant to the Marriott/CTF Management Agreements.

(h) INTENTIONALLY OMITTED.

(i) INTENTIONALLY OMITTED.

(j) INTENTIONALLY OMITTED.

(k) INTENTIONALLY OMITTED.

(l) Except as set forth in Schedule 5.16 of the CTF Agreement, none of Marriott or its Affiliates have given a power of attorney to any Person on any matters relating to Taxes that are the contractual obligation of Marriott or its Affiliates pursuant to the Marriott/CTF Management Agreements (other than a Tax Matters Partner pursuant to Code Section 6231(a)(7)).

(m) INTENTIONALLY OMITTED.

(n) INTENTIONALLY OMITTED.

(o) To the extent contractually required pursuant to the Marriott/CTF Management Agreements, Marriott or its Affiliates have withheld all Taxes and other deductions required to be withheld and have paid or made adequate provision for the payment of such amounts to the proper Taxing Authority.

Section 5.17A Inaccuracy of Pass Through Representations. To Marriott’s Knowledge, none of the representations made in Article 5 are inaccurate, false, or misleading in any material respect. The pass through representations, warranties and to the extent applicable covenants made in Article 5 and Article 5A, as to the physical condition and environmental status of the Hotels and the Property are qualified by reference to reports prepared by the Structural and Environmental Consultants listed in Schedule 2.6(c) of the CTF Agreement.

Section 5.18A Representations and Warranties with respect to Renaissance Vinoy. As to the representations and warranties set forth in Sections 5.1(a), 5.1(c), 5.2, 5.3, 5.4, 5.5, 5.7, 5.8(c), 5.9, 5.10(a)-(d), 5.11(a), 5.13, 5.14, 5.15 and 5.16 of the CTF Agreement, Marriott, to Marriott’s Knowledge, hereby makes those same representations and warranties with respect to Marriott’s ownership interest in the Renaissance Vinoy as though Marriott were the CTF Selling Entity of such interest.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to Marriott as follows:

Section 6.1. Organization.

(a) The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has all necessary power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Purchaser is duly qualified or licensed as a foreign limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) The Purchaser has heretofore furnished to Marriott a complete and correct certified copy of the Purchaser’s certificate of formation. Such articles of organization are in full force and effect. Purchaser shall cause its counsel, Pircher, Nichols and Meeks, to deliver to Marriott a legal opinion in form and substance satisfactory to Marriott as to the existence of Purchaser, and the due execution and delivery of this Agreement and the applicable documents executed and delivered at Closing.

Section 6.2. Authority. The Purchaser has full limited liability company power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and each of the Ancillary Agreements and each of the CTF Ancillary Agreements to which it will be a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action. This Agreement has been, and upon their execution each of the Ancillary Agreements and each of the CTF Ancillary Agreements to which the Purchaser will be a party will have been, duly and validly executed and delivered by the Purchaser. This Agreement constitutes, and upon their execution each of the Ancillary Agreements and each of the CTF Ancillary Agreements to which the Purchaser will be a party will constitute, the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its and their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 6.3. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Purchaser of this Agreement and each of the Ancillary Agreements and each of the CTF Ancillary Agreements to which the Purchaser will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of formation or operating agreement of the Purchaser;

(ii) conflict with or violate any Law applicable to the Purchaser or by which any property or asset of the Purchaser is bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any material contract or agreement to which the Purchaser is a party;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) The Purchaser is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Purchaser of this Agreement and each of the Ancillary Agreements and each of the CTF Ancillary Agreements to which it will be party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Purchaser, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect or as may be necessary as a result of any facts or circumstances relating solely to Marriott or any of its Affiliates.

Section 6.4. Financing. The Purchaser shall have at the Closing sufficient funds to permit the Purchaser to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and each of the CTF Ancillary Agreements to which Purchaser will be a party. The parties acknowledge and agree that it shall not be a condition to the obligations of the Purchaser to consummate the transactions contemplated hereby that the Purchaser have sufficient funds for payment of the Unadjusted Purchase Price and any post-closing adjustments thereto.

ARTICLE 7. COVENANTS.

Section 7.1. Management of the Hotels Prior to the Closing. Between the date of this Agreement and the Closing Date, except as set forth in this Agreement or in the CTF Agreement, Marriott shall operate and manage the Hotels in accordance with (i) the approved annual operating and Capital Expenditure budgets for each Hotel and (ii) customary and prudent practices for hotels of similar size, quality and standing and otherwise only in conformity with the Marriott/CTF Hotel Management Agreements and the brand standards applicable to the operations of Renaissance hotels. Between the date hereof and Closing, Marriott shall not enter into any new Marriott Material Contracts other than (a) those entered into with third parties (and not Affiliates of Marriott, except as set forth below) consistent with past practices or (b) those entered into with MIDCS as to PIP Amounts at the Hotels, provided that any new PIP work shall be subject to the prior approval of Purchaser (not to be unreasonably withheld, delayed or conditioned). To the extent that Marriott has the right, power or authority to approve any PIP expenditures to be made by CTF, Marriott shall obtain the consent of Purchaser before consenting itself to any such PIP expenditure.

Section 7.2. Conduct of Business of the Targets Prior to the Closing. [INTENTIONALLY DELETED]

Section 7.3. Risk of Loss. The risk of loss or damage to the Owned Real Property or the Leased Real Property, including without limitation, loss or damage resulting from casualty, condemnation, eminent domain and any business interruption therefrom attributable to any acts or occurrences prior to the Closing (a “Casualty Loss”) shall be borne by CTF. In the event of a Casualty Loss, the following shall apply:

(a) If the Casualty Loss relates to a Hotel listed on Schedule 7.3(a) of the CTF Agreement (the “Group A Hotels”), and the casualty results in a loss of less than Two Million Dollars ($2,000,000) as estimated by CTF and the Purchaser, Purchaser will proceed to Closing with respect to such Hotel and at Closing Marriott shall assign, or cause CTF to assign, all insurance proceeds to Purchaser except to the extent such insurance is related to business interruption or extraordinary expenses incurred prior to Closing. If insurance proceeds in respect of such Casualty Loss that are available for the costs of repair and restoration of the Fee Property or the Leasehold Property, as applicable, are estimated to be insufficient to cover such costs, or if the Casualty Loss is uninsured, the parties will reduce the Preliminary Allocated Price by the amount of the estimated shortfall in insurance proceeds available for such costs. In any case where the Casualty Loss is insured, at Closing the Preliminary Allocated Price shall be reduced by any deductible applicable to the insurance coverage; or

(b) If the Casualty Loss relates to a Hotel listed on Schedule 7.3(b) of the CTF Agreement (the “Group B Hotels”) and the casualty results in a loss of less than the lesser of Five Million Dollars ($5,000,000) or ten percent (10%) of the Preliminary Allocated Price applicable to the affected Hotel as estimated by CTF and the Purchaser, Purchaser will proceed to Closing with respect to such Hotel and at Closing Marriott shall assign, or cause CTF to assign, all insurance proceeds to Purchaser except to the extent such insurance is related to business interruption or extraordinary expenses incurred prior to Closing. If insurance proceeds in respect of such Casualty Loss that are available for the costs of repair and restoration of the Fee Property or the Leasehold Property, as applicable, are estimated to be insufficient to cover such costs, or if the Casualty Loss is uninsured, the parties will reduce the Preliminary Allocated Price by the amount of the estimated shortfall in insurance proceeds available for such costs. In any case where the Casualty Loss is insured, at Closing the Preliminary Allocated Price shall be reduced by any deductible applicable to the insurance coverage; or

(c) If the Casualty Loss exceeds the amount set forth in Section 7.3(a) or (b), as applicable, Purchaser, at its option, may either:

(i) proceed to Closing with respect to such Hotel and at Closing Marriott shall assign, or cause CTF to assign, all insurance proceeds to Purchaser, except to the extent such insurance is related to business interruption or extraordinary expenses incurred prior to the Closing. If insurance proceeds in respect of such Casualty Loss that are available for the costs of repair and restoration of the Fee Property or the Leasehold Property, as applicable are estimated by the Purchaser to be insufficient to cover such loss, or if the Casualty Loss is uninsured, the parties will reduce the Preliminary Allocated Price by the amount of the estimated shortfall in insurance proceeds available for such costs. In any case where the Casualty Loss is insured, at Closing the Preliminary Allocated Price shall be reduced by any deductible applicable to the insurance coverage; or

(ii) elect not to close with respect to such Hotel (with a reduction in the Unadjusted Purchase Price by the Preliminary Allocated Price for such Hotel) in which event the Deposit as to such Hotel, and the interest earned thereon, will be returned to Purchaser.

(d) In the event of a Casualty Loss, Marriott shall cause CTF to cooperate with Purchaser, to promptly and diligently file and pursue recovery of, all appropriate insurance claims and to the extent of any insurance proceeds recovered, with Purchaser’s consent, apply such proceeds to the restoration of the Property. In the event any lender on a Property damaged by a Casualty Loss exercises any rights with respect to the insurance proceeds, such that they are not available for restoration of the Property or assignment to Purchaser, the Preliminary Allocated Price of the related Hotel shall be reduced by the amount of the proceeds taken by such lender. Insurance proceeds for business interruption losses shall be applied to such losses and shall not be counted against property casualty losses.

(e) All risk of loss or damage to the Owned Real Property and the Leased Real Property, including without limitation, loss or damage resulting from casualty, condemnation, eminent domain and any business interruption resulting therefrom shall be borne by Purchaser upon the Closing of the Transaction.

(f) Notwithstanding any provision of this Agreement to the contrary, any insurance proceeds received or receivable prior to or at the time of the Closing with respect to a Casualty Loss (except to the extent that such insurance proceeds are related to business interruption or extraordinary expenses incurred prior to the Closing) shall not be included in the determination of Hotel Working Capital or Seller Working Capital for any purpose under this Agreement.

Section 7.4. Covenants Regarding Information.

(a) From the date hereof until the Closing Date, upon reasonable notice, CTF and its Subsidiaries have agreed in the CTF Agreement that they shall (i) afford Marriott and the Purchaser and their respective officers, employees, agents, accountants, lenders, investors, advisors, bankers and other representatives (collectively, “Representatives”) reasonable access to the books and records of the Targets and the Selling Entities related to the Targets; (ii) furnish Marriott with such financial, operating and other data and information as Marriott may reasonably request, and which Marriott shall furnish to Purchaser, and (iii) furnish the Representatives usual and customary “management representation letters” to a firm of certified public accountants necessary for completion of an independent audit of the Target (it being understood that with respect to the Hotel Level Data, such letter shall rely on an equivalent letter from the Hotel’s manager); provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense during normal business hours upon reasonable notice, under the supervision of CTF’s personnel, and in such a manner as to not unreasonably interfere with the normal operations of CTF. Notwithstanding anything to the contrary in this Agreement, neither CTF nor any of its Subsidiaries shall be required to disclose any information to the Purchaser or its Representatives if such disclosure would (A) in CTF’s sole discretion, jeopardize any attorney-client privilege, or (B) contravene any duty imposed by applicable Laws.

(b) CTF has consented to the Purchaser engaging, at the Purchaser’s expense, the independent registered public accounting firm that audited, reviewed or otherwise advised CTF regarding the financial statements of any Target to audit such financial statements for periods preceding the Closing Date and to access the audit work papers relating to such prior period. Marriott shall cause CTF to cooperate with Purchaser in responding to Purchaser’s reasonable requests for other information relating to such financial statements.

(c) For a period of seven (7) years after the Closing or, if shorter, the applicable period specified in Purchaser’s document retention policy, the Purchaser shall or shall cause its designees, as applicable, to (i) retain the books and records relating to the Hotels or the Property relating to periods prior to the Closing, and (ii) afford the Representatives of CTF reasonable access (including the right to make, at the CTF’s expense, photocopies), during normal business hours upon reasonable notice, to such books and records wherever located in order to allow CTF to fulfill any pre-existing contractual obligation which is binding upon CTF and disclosed to Purchaser or requirement of any Law or defend any claim (other than a claim by an Indemnified Party), including any litigation (civil, criminal or otherwise), governmental investigation, tax audit or insurance claim.

(d) For a period of seven (7) years after the Closing or, if shorter, the applicable period specified in CTF’s document retention policy, with respect to any documents not previously delivered to Marriott, CTF has agreed in the CTF Agreement to (i) retain the books and records relating to the CTF Level Data with respect to the Targets, Hotels, Leased Real Property, Owned Real Property or Personal Property relating to periods prior to the Closing to the extent not delivered to the Purchaser at the Closing, and (ii) afford the Representatives (as defined in Section 7.4(a)) reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours upon reasonable notice, to such books and records wherever located in order to allow the Purchaser to fulfill any pre-existing contractual obligation or requirement which is binding on Purchaser and disclosed to CTF or requirement of any Law or to defend any claim (other than a claim by an Indemnified Party), including any litigation (civil, criminal or otherwise), governmental investigation, tax or insurance claim.

Section 7.5. Non-Waiver of Attorney-Client Privilege.

(a) The Purchaser agrees that CTF, the CTF Selling Entities, and their respective Affiliates, by virtue of the transfer of the CTF Selling Entities’ interest in the Hotels or any other transaction contemplated by this Agreement and the Ancillary Agreements and the CTF Ancillary Agreements, are not surrendering, waiving or transferring any attorney-client, work product, or other applicable privileges that exist with respect to any and all attorney-client relationships that exist between CTF and/or the CTF Selling Entities and the attorneys listed below, including any relationships related to:

(i) any matters arising out or related to the matters listed on Schedule 7.5 of the CTF Agreement;

(ii) any advice provided by Gibson, Dunn & Crutcher LLP or any other law firm retained by CTF in connection with the negotiation of the CTF Agreement and the CTF Ancillary Agreements;

(iii) any other legal advice provided by Gibson Dunn and Crutcher to CTF and the CTF Selling Entities;

(iv) any legal advice provided by Skadden, Arps, Slate Meagher & Flom LLP to CTF and the CTF Selling Entities;

(v) any legal advice provided by Weil Gotshal & Manges LLP; and

(vi) any legal advice provided by Daniel Heininger and Bradley Hornbacher.

(b) The Purchaser further agrees that: (i) CTF and the CTF Selling Entities and their respective Affiliates have received and continue to receive legal representation in various matters from all of the above referenced attorneys, and (ii) the Purchaser shall not be entitled to receive or review any attorney work product, information subject to attorney-client privilege or client files relating to CTF, the CTF Selling Entities, or their respective Affiliates in the possession of any counsel referred above; and (iii) that neither this Agreement, the CTF Agreement, the Purchaser’s subsequent ownership of the Hotel Interests, nor any transaction that arises out of or related to this Agreement, the CTF Agreement or the Ancillary Agreements or the CTF Ancillary Agreements shall provide any basis for the Purchaser, its Subsidiaries or any of its Affiliates or their successors or assigns to: (a) except to the extent specifically agreed in the Conflict Waiver Agreement dated November     , 2004 with respect to Gibson, Dunn & Crutcher LLP or any similar agreements concerning law firms retained by CTF in connection with this Agreement, seek to disqualify any of the above referenced counsel’s representation of CTF, the CTF Selling Entities or their respective Affiliates in any matter, including any matter adverse to the Purchaser, its Subsidiaries or its Affiliates, whether or not related to the any of the above referenced counsel’s prior representation of CTF, the CTF Selling Entities or their respective Affiliates or any of the Hotels that are the subject of this Agreement or the Ancillary Agreements, or (b) claim or assert that any privilege has been waived between CTF, the CTF Selling Entities, and their respective Affiliates and the above-referenced counsel.

Section 7.6. Notification of Certain Matters. Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 9.2 through Section 9.5 of this Agreement or in Section 9.2 through 9.5 of the CTF Agreement becoming incapable of being satisfied.

Section 7.7. Resignations. Marriott will cause CTF to deliver at the Closing the written resignation of all of the directors, managers, general partners and officers of the Targets, effective as of the Closing Date which Marriott shall have delivered to Purchaser.

Section 7.8. Confidentiality. Until the Closing, each of the parties shall, and shall cause its Affiliates and Representatives to keep confidential, disclose only to its Affiliates and Representatives and use only in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, all information and data obtained by them from the other party or its Affiliates and Representatives relating to such other party in the course of due diligence (collectively, the “Information”), unless disclosure of the information or data is required by applicable Law. Notwithstanding the foregoing, the provisions of this Section 7.8 shall not apply to those portions of any Information that (a) are or become generally available to the public other than as a result of a disclosure by CTF, the other party or its Representatives; (b) become available on a non-confidential basis from a source other than CTF, the other party or its Representatives which to the knowledge of the party receiving such information, is not bound by a confidentiality agreement or other obligation of confidentiality prohibiting such disclosure; (c) were known on a non-confidential basis prior to disclosure by the other party or its Representatives; or (d) are independently developed without reference to the Information in the event that the transactions contemplated hereby are not consummated, each party shall, and shall use its Commercially Reasonable Efforts to cause its Affiliates and Representatives to, promptly return to the other party or destroy all documents (including all copies thereof) containing any such Information.

Section 7.9. Consents and Estoppels.

(a) Each party shall use Commercially Reasonable Efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable to obtain from any third party all consents necessary to assign the Material Contracts to Purchaser. Notwithstanding the foregoing, if there shall not be assigned to Purchaser any Material Contract or if an attempted assignment thereof without the consent of the other party or parties thereto would constitute a breach thereof or in any way adversely affect the rights of Marriott or CTF and such consent is not obtained, or if an attempted assignment would be ineffective or would affect the rights of Marriott or CTF thereunder so that Purchaser, would not, in fact, receive the benefits thereof, CTF has agreed that in such case, the beneficial interest in and to any such Material Contract shall, to the extent permitted by the relevant Material Contract and by Law, pass to Purchaser, and Marriott shall cause CTF, subject to the provisions of Section 9.2 to: (i) hold all such Material Contracts in trust for the benefit of Purchaser, its successors and assigns from and after the Closing Date (with effect from the Effective Date), (ii) use Commercially Reasonable Efforts to obtain and secure any and all consents and approvals that may be necessary to effect such assignment or assignments of the same; and (iii) make or complete such assignment or assignments as soon as reasonably possible.

(b) Subject to Section 9.2, Purchaser and Marriott shall each use Commercially Reasonable Efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable to obtain from any third party all consents sufficient to create a valid transfer of the Equity Interests to Purchaser without causing the Purchaser or Marriott to incur additional liabilities or limitation of rights.

(c) Subject to Section 9.2, Purchaser and Marriott shall each use Commercially Reasonable Efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable to obtain consents from the applicable lessors or landlords sufficient to create a valid assignment of the Leasehold Interests to the Purchaser without causing Purchaser or Marriott to incur additional liabilities or limitation of rights.

(d) Subject to Section 9.2, the parties agree that they shall use Commercially Reasonable Efforts to obtain an estoppel certificate from the applicable lessors or landlords under the Leases containing the information required by the terms of the Leases or, in the event that no such requirements are set forth therein, in a form reasonably acceptable to the Purchaser and addressed to (i) in the case of a Lease Assignment & Sale, the Purchaser, or (ii) in the case of a Target Sale, CTF (collectively, the “Estoppel Certificates”).

Section 7.10. Governmental Consents, Filings and Closing Deliveries. Each party shall use Commercially Reasonable Efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain from Governmental Authorities all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law, and (iii) on the Closing Date, deliver or cause to be delivered Marriott’s Closing Deliveries by Marriott, and the Purchaser’s Closing Deliveries by the Purchaser and satisfying the other conditions of Closing set forth in Sections 9.4 and 9.5.

Section 7.11. Public Announcements. The parties shall consult with each other before issuing any press release with respect to this Agreement or the Ancillary Agreements or the CTF Ancillary Agreements or the transactions contemplated hereby or thereby, and neither party nor its Representatives shall criticize, disparage, defame or otherwise make any statement which would reflect negatively on (i) the other party, (ii) any current or former employees, officers, directors, agents or other persons associated with the either party, (iii) any of the services provided by either party or (iv) any of the current or past business practices of either party and/or CTF. Furthermore, the Purchaser specifically agrees that it will not file this Agreement or any Ancillary Agreement with any Governmental Authority unless and until required to do so. The Purchaser also agrees that it will give Marriott and CTF reasonable notice of such filing, and, at the reasonable request of CTF and/or Marriott the Purchaser shall use its Commercially Reasonable Efforts to seek confidential treatment of any provisions herein or therein.

Section 7.12. Marriott Undertaking. As to any claims as to employment matter (including, but not limited to, employee claims of discrimination and wrongful termination, and failure or alleged failure to pay employment taxes and employee withholding taxes) for any period or before the Effective Date with respect to the Hotels, and as to liability that arises from sales, use and occupancy taxes, business license and gross receipts taxes levied by any Governmental Authority with respect to any of the Hotels relating to any period prior to the Purchaser’s ownership (collectively, the

“Liability Accruals”), Marriott shall be solely responsible for the payment (with no right of reimbursement from Purchaser or any Designee) of the Liability Accruals and Marriott does hereby agree to indemnify and hold harmless the Purchaser from and against any loss, claim, damage or expense which the Purchaser may suffer, incur or expend arising out of a failure on the part of Marriott to pay the Liability Accruals. In addition, Marriott shall be responsible for the payment (with no right of reimbursement from Purchaser or any Designee) of Marriott’s intercompany payables (including payables from one Marriott related entity to another Marriott related entity) that relate to any period prior to Purchaser’s ownership (collectively, the “Intercompany Payables”), and Marriott does hereby agree to indemnify and hold harmless the Purchaser from and against any loss, claim, damage or expense which Purchaser may suffer, incur or expend arising out of a failure on the part of Marriott to pay the Intercompany Payables.

Section 7.13. Security Deposits in the form of Letters of Credit. Marriott shall cause to be transferred to Purchaser any security deposits with respect to tenant leases of the Hotels which are held in the form of letters of credit (the “SD Letters of Credit”), including the SD Letter of Credit held by Mayflower Hotel Investors, L.P. Notwithstanding the foregoing, if any of the SD Letters of Credit are not transferable, Marriott shall request the tenants obligated under such SD Letters of Credit to cause new letters of credit to be issued in favor of Purchaser in replacement thereof and in the event such a new letter of credit is not issued in favor of Purchaser by Closing, Marriott shall diligently pursue such replacement after Closing.

ARTICLE 8. TAX MATTERS.

Section 8.1. Tax Returns.

(a) Marriott or its Affiliates shall prepare, or shall cause to be prepared, and shall file or cause to be filed, all Tax Returns for any Hotel for taxable years that end on or before the Closing Date (other than those Tax Returns that are the contractual obligation of CTF under the CTF Agreement). Except as required by applicable law, such Tax Returns shall be prepared in a manner that is consistent with past practice.

(b) The Purchaser shall prepare or cause to be prepared and shall file or cause to be filed all other Tax Returns for the Hotels (other than those Tax Returns that are the contractual obligation of CTF under the CTF Agreement). Except as required by applicable law, such Tax Returns shall be prepared in a manner that is consistent with past practice. The Purchaser shall deliver to Marriott a copy of any Tax Returns in respect of which Marriott is required to make a payment pursuant to this Agreement, completed in draft form, at least twenty (20) days before the due date thereof for the review and approval of Marriott, which approval will not be unreasonably withheld or delayed, and a schedule, in reasonable detail, of the amount of payment due to the Purchaser. If Marriott approves such Tax Return, it shall pay the amount owed the Purchaser before the due date of such Tax Return.

Section 8.2. Marriott’s Obligations. Solely to the extent of (i) any Taxes imposed as a result of the gross negligence or willful misconduct of Marriott; (ii) any Transfer Taxes, and (iii) any Taxes (including real property taxes) taken into account in the definition of Working Capital, Marriott shall be responsible for and pay, and shall indemnify the Purchaser and its Affiliates from, (a) any and all Taxes imposed on any of the Hotels, or for which an owner of a Hotel is liable, for any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes but does not end on the Closing Date (the “Pre-Closing Tax Period”); provided, however, that Marriott shall not be responsible for any Taxes arising out of events outside the ordinary course of business and within the control of the Purchaser occurring on the Closing Date after the Closing, (b) any and all Taxes imposed on any of the Hotels, or for which an owner of a Hotel becomes liable, for any taxable period ending after the Closing Date to the extent that such Taxes result directly from a transaction or an event occurring on or before the Closing Date, (c) any Taxes arising out of a breach of the representations in Section 5.16 or 5.16A or both, and (d) any costs or expenses with respect to Taxes indemnified hereunder. Marriott shall indemnify, defend and hold the Purchaser harmless from, and shall be entitled to any refund of, any and all Taxes that are Marriott’s responsibility pursuant to the immediately preceding sentence. Any indemnity payment required to be made by Marriott pursuant to this Section 8.2 shall be made within thirty (30) days of written notice from the Purchaser

Section 8.3. Purchaser’s Obligations. Except as otherwise provided in Section 8.2, from and after the Effective Date, the Purchaser and its Affiliates shall be solely responsible for the payment or discharge of all Taxes imposed on the any of the Hotels and any costs or expenses with respect to taxes indemnified hereunder. The Purchaser shall indemnify, defend and hold Marriott and its Affiliates harmless from, and shall be entitled to any refund of, any and all Taxes that are the Purchaser’s responsibility pursuant to the immediately preceding sentence. Any indemnity payment required to be made by the Purchaser pursuant to this Section 8.3 shall be made within thirty (30) days of written notice from Marriott or any one of its Affiliates.

Section 8.4. Straddle Period. In the case of any taxable period that includes (but does not end on) the Effective Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of a Hotel for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Effective Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Hotel’s owner holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of a Hotel for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Effective Date and the denominator of which is the number of days in such Straddle Period. The benefits of lower tax brackets and other similar benefits shall be apportioned in making the calculation of such allocated portions on the basis of the number of days in the Purchaser’s and CTF’s holding periods for the taxable period beginning before and ending after the Effective Date.

Section 8.5. Contests. For purposes of this Agreement, a “Contest” is any audit, court proceeding or other dispute with respect to any tax matter that affects a Hotel. Unless the Purchaser has previously received written notice from Marriott of the existence of such Contest, the Purchaser shall give written notice to Marriott of the existence of any Contest relating to a tax matter that is Marriott’s responsibility under Section 8.2 within ten (10) days from the receipt by the Purchaser of any written notice of such Contest, but no failure to give such notice shall relieve Marriott of any liability hereunder. Unless Marriott has previously received written notice from the Purchaser of the existence of such Contest, Marriott shall give written notice to the Purchaser of the existence of any Contest for which the Purchaser has responsibility within ten (10) days from the receipt by Marriott of any written notice of such Contest. Marriott shall, at its election, have the right to represent a Hotel’s interests in any Contest relating to a Tax matter arising in a period ending on or before the Closing Date, to employ counsel of its choice at its expense and to control the conduct of such Contest, including settlement or other disposition thereof; provided, however, that the Purchaser shall have the right to consult with Marriott regarding any such Contest that may affect such Hotel for any periods ending after the Closing Date at the Purchaser’s own expense and provided, further, that any settlement or other disposition of any such Contest may only be with the consent of the Purchaser, which consent will not be unreasonably withheld or delayed.

Section 8.6. Cooperation on Tax Matters. The Purchaser, on the one hand, and Marriott, on the other, agree, in each case at no cost to the other party, to cooperate with the other and the other’s representatives in a prompt and timely manner in connection with any Contest. Such cooperation shall include, but not be limited to, making available to the other party, during normal business hours, all books, records, Tax Returns, documents, files, other information (including working papers and schedules), officers or employees (without substantial interruption of employment) or other relevant information necessary or useful in connection with any Contest requiring any such books, records and files. The Purchaser, on the one hand, and Marriott, on the other, agree, in each case at no cost to the other party, to cooperate fully in a prompt and timely manner with the other and the other’s representatives, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 8.1 and in connection with any Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Marriott agrees (i) to retain all books and records with respect to Taxes pertinent to the Hotels relating to any taxable period beginning before the Closing Date until ninety (90) days following the expiration of the period of limitations applicable to the related Tax, (ii) to abide by all record retention agreements entered into with any Tax authority, other than those books and records relating to the Hotels which the Purchaser shall provide to Marriott on or before the Closing Date; and (iii) to give the Purchaser reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Purchaser so requests, Marriott shall allow the Purchaser to take possession of such books and records. Marriott and the Purchaser further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

Section 8.7. Price Adjustment. All amounts paid pursuant to this Agreement by one party to another party (other than interest payments and payments treated as management fees) shall be treated by such parties as an adjustment to the Unadjusted Purchase Price, to the extent appropriate and permitted by law.

Section 8.8. After-Tax Basis. All payments due in respect of Non-United States Taxes under this Article 8 shall be fully adjusted to reflect (i) any net increase in Taxes that the recipient of such payments will experience as a result of receiving such payments, (ii) any net increase in Taxes such recipient will experience as a result of receiving any gross-up payments under this Section 8.8 and (iii) any net Tax benefits that the recipient will incur as a result of the payment of the indemnified tax.

Section 8.9. Elections. Marriott and its Affiliates shall cause CTF to cooperate fully with the Purchaser, to the extent necessary and to the extent reasonably requested by the Purchaser, in connection with the filing of any elections relating to Taxes which become available to the Purchaser or its Affiliates as a result of the transactions described in this Agreement; provided, however, that CTF, Marriott and its Affiliates shall not be obligated to consent to an election if such election would increase the amount of Taxes it is required to pay unless the parties otherwise agree.

Section 8.10. Survival. All obligations under this Article 8 shall survive the Closing hereunder and continue until ninety (90) days following the expiration of the period of limitations applicable to the related Tax. If a Tax claim that is raised by one party during the survival period is disputed by the other party, such claim shall survive until the dispute between the parties is resolved. Notwithstanding any other provision contained in this Agreement, Marriott’s liability under this Article 8 as to Renaissance Vinoy shall be limited to Marriott’s percentage equity interest as an owner thereof.

ARTICLE 9. TITLE COMMITMENT AND SURVEY REVIEW PROCESS; CONDITIONS TO CLOSING.

Section 9.1. Title Commitment and Survey Review Process.

(a) Title Review Process. Purchaser and Marriott have each initiated the title review process consisting of, with respect to the Leased Real Property and the Owned Real Property (the “Real Properties”), (A) ordering from the Title Company a Uniform Commercial Code financing statement search including a search on any Target and any CTF Selling Entity and a commitment for owner’s title insurance, on such policy form as is available in the applicable jurisdiction as selected by Purchaser, and (B) ordering from Bock & Clark Corporation National Surveyors Network (“Surveyor”) an ALTA survey with such instructions regarding information to be shown and the scope of certification as Purchaser shall determine. The Uniform Commercial Code financing statement search results and the title commitments and surveys obtained by Purchaser, as revised or updated from time to time, are herein referred to as “Title Materials.” Copies of all Title Materials shall be provided to Marriott’s and CTF’s counsel as and when received, which copies shall not be required to be returned. During the period from the date of this Agreement and ending at 9:00 a.m. EDT, May 6, 2005 (the “Objection Period”), Purchaser shall notify Marriott in writing of those material matters relating to title disclosed to Purchaser in the Title Materials or otherwise disclosed in materials received by Purchaser at least forty-eight (48) hours prior to 9:00 a.m. EDT, May 6, 2005, to which Purchaser objects (including, for example, the size or configuration of any Real Properties which are not acceptable to Purchaser) and that are not Permitted Encumbrances set forth in items (b)-(d) of the definition thereof (collectively, the “Purchaser’s Objections”). As to matters relating to title disclosed in the Title Materials or otherwise disclosed in materials received by Purchaser within forty-eight (48) hours prior to 9:00 a.m. EDT, May 6, 2005, Purchaser shall notify Marriott in writing of its Title Objections within forty-eight (48) hours of its receipt of such materials but in no event later than 9:00 a.m. EDT, May 7, 2005. Purchaser shall endeavor to deliver the Purchaser’s Objections in a reasonably expeditious manner and on a property-by-property basis commencing no later than the date hereof and thereafter as soon as reasonably practical after the date Purchaser receives the applicable portion of the Title Materials. Purchaser shall not be deemed to waive its right to make Purchaser’s Objections even if Purchaser’s Objections are not made in a reasonably expeditious manner so long as Purchaser’s Objections are made during the Objection Period. At Closing Purchaser shall reimburse Marriott for all costs and expenses incurred or expended by Marriott to the Title Company and/or the Surveyor in connection with obtaining the Title Materials with regard to the Real Properties.

(b) Title Policies. Prior to the expiration of the Objection Period, Purchaser shall obtain from the Title Company, with respect to the Leased Real Property and the Owned Real Property, in all jurisdictions where available, a commitment to insure accompanied by a Pro Forma title policy, in form acceptable to Purchaser (each, a “Pro Forma”). Each Pro Forma shall be written on an ALTA Form B (1970, amended 10/17/70, or if the 1970, amended 10/17/70 form is not available, the 1992 form with no creditors’ rights exclusion (except in States or jurisdictions where such form or deletion is not permitted)) or on such similar forms as is available in the applicable jurisdictions, insuring extended owner’s title coverage and shall evidence Title Company’s commitment, upon compliance with the Title Company’s requirements as set forth in the Title Company’s commitments to insure (the “Requirements”), to insure title to the Real Property that is the subject of any Pro Forma, subject only to the Permitted Encumbrances. The Pro Formas shall be in form and substance acceptable to Purchaser, and shall include all endorsements reasonably required by Purchaser. Purchaser shall deliver all Pro Formas and Requirements (including the form of any affidavits or certifications required to be executed by CTF in satisfaction of a Requirement) to Marriott’s counsel no later than the expiration of the Objection Period.

(c) Title Cure Period. Upon the termination of the Objection Period, except for the Purchaser’s Objections if the same are timely raised, the Purchaser shall be deemed to have accepted the form and substance of all matters disclosed in the Title Materials which shall become Permitted Encumbrances for all purposes under the terms of this Agreement and the Ancillary Agreements. Following the Objection Period, and

without any obligation to do so, CTF shall have until May 16, 2005, or by delivery of written notice to Purchaser by CTF or Marriott, until such later date, but not beyond May 23, 2005 (as such date may have been extended, the “Title Cure Period”) to elect to cure or elect not to cure any or all matters raised in Purchaser’s Objections; provided, however, CTF agrees to have released, by the Closing, any liens securing any Debt. If CTF elects to cure such Title Objections, the cure must be sufficient for the Title Company to remove the applicable Title Objection from the exceptions to title set forth in the applicable Pro Forma.

(d) Termination of Title Cure Period. If, for any reason, CTF is unable or at CTF’s sole election, unwilling to take such actions as may be required to cause the matter identified in Purchaser’s Objections to be cured or removed so as to convey title to the Real Properties consistent with the Pro Formas, or if CTF objects to any Requirements or any other obligation which it may incur in connection with the issuance of the Pro Forma title policies, Marriott shall cause CTF to give Purchaser notice thereof prior to the expiration of the Title Cure Period; it being understood and agreed that the failure of Marriott or CTF to timely give such notice shall be deemed an election by CTF not to remedy such matters. If CTF shall elect not (or be deemed to elect not) to remove any matter identified in Purchaser’s Objections, Purchaser may, in the exercise of its sole discretion either: (i) close the Transaction with respect to the Real Properties subject to the Purchaser’s Objections (that CTF will not cure) without abatement of the Unadjusted Purchase Price, in which event: (A) the Purchaser’s Objections that CTF will not cure shall be, and be deemed to be, for all purposes, Permitted Encumbrances; (B) the Purchaser shall close the Transactions notwithstanding the existence of any of the Purchaser’s Objections that CTF will not cure; and (C) CTF and Marriott shall have no obligation or liability whatsoever after the Closing with respect to the CTF’s failure to cause any of the Purchaser’s Objections to be eliminated; or (ii) terminate this Agreement by written notice given to Marriott and CTF within four (4) calendar days thereafter, in which event this Agreement shall terminate, the Deposit and all interest accrued thereon shall be returned to Purchaser and neither party hereto shall have any further obligations hereunder other than those obligations expressly stated herein to survive the termination of this Agreement. In the event Purchaser elects to proceed to Closing, the Pro Formas shall be revised to (i) delete those Requirements objected to by CTF and (ii) add Purchaser’s Objections that CTF will not cure so that the Pro Formas shall be consistent with the quality of title accepted or deemed accepted by Purchaser pursuant to this Section 9.1(d).

(e) Requirement to Eliminate Purchaser’s Objections; Requirement to Remove Liens; Additional Title Matters. It is expressly understood that unless CTF expressly agrees, in the exercise of its sole discretion, to remove a title exception identified in Purchaser’s Objections prior to Closing, neither CTF nor Marriott shall be required to bring any action, institute any proceeding, or otherwise incur any costs or expenses in order to attempt to eliminate any of the Purchaser’s Objections or to otherwise cause title to the Properties to comport with the terms of this Agreement on the Closing Date; provided, however, that Marriott shall use Commercially Reasonable Efforts to cause CTF to remove (i) any liens that are filed against the Real Properties during the period after the expiration of the Title Cure Period and before the Closing, but only if they are recorded by CTF or caused by CTF’s action or failure to act, and (ii) any liens securing Debt. Should matters relative to title, other than liens the CTF is obligated to remove pursuant to the preceding sentence, be discovered from any update of the Title Materials received by Purchaser or otherwise after the expiration of the Objection Period that were not disclosed in the Title Materials received by Purchaser prior to the expiration of the Objection Period (collectively the “New Title Matters”), Purchaser shall have the right to notify Marriott in writing of any New Title Matters which are not Permitted Encumbrances set forth in (b) – (d) of the definition thereof to which Purchaser objects, provided that Purchaser notifies Marriott of its objection within twenty-four (24) hours after such matter is disclosed to Purchaser. Marriott shall use Commercially Reasonable Efforts to cause CTF to remove any New Title Matters that are filed against any of the Real Properties during the period after the expiration of the Title Cure Period and before Closing but only if they are recorded by CTF or caused by CTF’s actions or failure to act in circumstances where CTF is under a legal or contractual duty to act. With respect to all other New Title Matters, Marriott shall cause CTF within five (5) days after receipt of notice of the New Title Matters, to advise Marriott whether CTF will cure such New Title Matters prior to the Closing Date and Marriott will promptly notify Purchaser of CTF’s response. Should CTF fail to cure or remove prior to the Closing Date any New Title Matter which is objected to by the Purchaser, and should such New Title Matter materially and adversely impair the value or use of any of the Real Properties to which such objection relates, such failure shall constitute a failure of a condition to Purchaser’s obligation to proceed to Closing with respect to such Real Properties affected by such New Title Matters and the Purchaser may, at its election, determine not to close with respect to such Real Properties. All other New Title Matters which are not cured or removed by CTF shall be deemed waived by Purchaser and shall constitute Permitted Encumbrances for all purposes under this Agreement and the Ancillary Agreements. If Purchaser elects not to proceed to close with respect to any Real Properties in accordance with this Section 9.1(e), in such case, the Unadjusted Purchase Price shall be decreased by the Preliminary Allocated Price applicable to any such Real Properties.

(f) Related Fees, Costs and Expenses. All the fees, costs and expenses associated with the Purchaser’s procurement, preparation, delivery and review of the Title Materials, the issuance of title policies and any endorsements related thereto shall be for the account of the Purchaser pursuant to Section 13.1 herein.

(g) Marriott Assurance. Marriott covenants and agrees to cooperate with the Purchaser in connection with the Title Materials and the title review process and will cause CTF to provide such affidavits or other documents and information as the Purchaser may reasonably require in order to obtain affirmative endorsements or other assurances available under local practice as the Purchaser may require, including non-imputation endorsements, where applicable, provided, however, that (i) all of the foregoing requirements are commercially reasonable, and (ii) Marriott shall not be obligated to cause CTF to provide any affidavit, certification or indemnification to the Title Company that causes CTF to incur any liability in excess of CTF’s liability under the CTF Agreement.

(h) Form of Fee Sale Transfer and Conveyance Documents. Not later than the expiration of the Objection Period, Purchaser shall prepare and forward to Marriott the proposed form of the deeds, bills of sale, assignments, certificates, affidavits and such other instruments and documents (excluding any documents previously provided in connection with the Requirements) (collectively the “Proposed Conveyance Documents”) as may be reasonably necessary in order to consummate the Transactions and facilitate the issuance by the Title Company of the title insurance policies reasonably requested by Purchaser and facilitate the obtaining of other commercially reasonable assurances available under local practice. Marriott and Purchaser shall negotiate in good faith to agree upon the final form of the Proposed Conveyance Documents on or prior to the Closing Date. Purchaser and Marriott acknowledge and agree that the warranty of title set forth in the various deeds and other conveyancing documents shall be in accordance with the commercially reasonable customary practices of the applicable jurisdictions but in all cases sufficient to enable the Title Company to issue the title policies in the forms of the Pro Formas. The warranties of title contained in the various deeds shall not be subject to the provision of Section 10.8(b) of this Agreement. Nothing herein shall be construed as requiring CTF to make any representations, warranties or covenants in the Proposed Conveyance Documents other than those contained in Article 5 and Article 7 of the CTF Agreement.

Section 9.2. Lack of Consent or Estoppels for Certain Hotels.

(a) If any consent required for the assignment of the Leasehold Interest in the Renaissance Chicago Hotel or the Renaissance Vinoy (the “Mandatory Consent Hotel”) is not obtained on or before the Closing Date, in such case:

(i) the Leasehold Interest with respect to the Renaissance Chicago Hotel or the Renaissance Vinoy, as the case may be, shall not be assigned to Purchaser at the Closing;

(ii) The Unadjusted Purchase Price shall be decreased by the amount of the Preliminary Allocated Price for the Renaissance Chicago Hotel or Renaissance Vinoy, as the case may be; and

(iii) from and after the Closing through to December 31, 2005, Marriott and the Purchaser shall use Commercially Reasonable Efforts to obtain and secure consents and approvals that may be necessary to effect the assignment of the Leasehold Interest for the Renaissance Chicago Hotel and the Renaissance Vinoy and make or complete such assignment as soon as reasonably possible, with the payment of additional consideration to CTF in the amount of the Preliminary Allocated Price, it being understood that if such consent is not obtained on or before December 31, 2005, this Agreement as to the Renaissance Chicago Hotel or the Renaissance Vinoy, as applicable, shall terminate and neither party shall have any further obligations or liabilities with regard thereto.

(b) If any Estoppel Certificate satisfying the requirements of Section 7.9(d) is not obtained prior to the Closing Date or if obtained, contains information which is inconsistent with Marriott’s representations and warranties set forth herein in Article 5 or 5A, then Purchaser shall elect to either: (i) proceed with Closing with respect to the applicable Hotel or Hotels and waive any right to require the receipt of an Estoppel Certificate and the right to make a claim for indemnification under Article 10 based upon the facts or circumstances disclosed by the applicable Estoppel Certificate, or (ii) elect not to proceed with Closing with respect to the applicable Hotel or Hotels (in which case the Unadjusted Purchase Price shall be decreased by the Preliminary Allocated Price for such Hotel or Hotels) in order to permit Marriott a period of time during which to attempt to obtain an Estoppel Certificate in the form required hereby. In the event that Purchaser elects under clause (ii) above to permit Marriott additional time to obtain an Estoppel Certificate and Marriott fails to deliver an Estoppel Certificate satisfying the requirements of Section 7.9(d) to Purchaser prior to December 31, 2005, then Purchaser shall either (A) elect not to have the Leasehold Interest with respect to the applicable Hotel assigned to Purchaser at the Closing and the Unadjusted Purchase Price shall be decreased by the amount of the Preliminary Allocated Price for the applicable Hotel, or (B) shall proceed to consummate the Transaction with respect to the applicable Hotel and shall retain any rights it may have under the indemnification provisions of Article 10.

Section 9.3. General Conditions. The respective obligations of the Purchaser and Marriott to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either party in its sole discretion:

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

(b) Any waiting period (and any extension thereof) under any antitrust laws applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or shall have been terminated. All other material consents of, or registrations, declarations or filings with, any Governmental Authority legally required for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements shall have been obtained or filed or (with respect to liquor licenses) shall be in the process of being obtained and Marriott shall be responsible for the process with respect to liquor licenses such that there will be no interruption in the sale of liquor at the Hotels being purchased by Purchaser.

(c) Closing under the CTF Agreement with respect to the Hotels shall have occurred or shall occur simultaneously with Closing hereunder.

Section 9.4. Conditions to the Obligations of Marriott. The obligations of Marriott to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Marriott in its sole discretion:

(a) The Purchaser shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing and Marriott shall have received from the Purchaser a certificate to such effect, signed by a duly authorized officer thereof.

(b) Marriott shall have received an executed counterpart of each of the Purchaser’s Closing Deliveries as set forth on Schedule 9.4(b), signed by each party thereto other than Marriott.

Section 9.5. Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Purchaser in its sole discretion:

(a) There shall not have occurred any of the following:

(i) an event or matter which constitutes a breach of a representation and warranty in Sections 5.2, 5.3(a)-(e), 5.11(a), 5.2A or 5.3A;

(ii) the entry against CTF of an Order which constitutes a breach of a representation and warranty in Section 5.8(b) and, as of the Closing, prevents a Hotel from operating in the Ordinary Course of Business in all material respects; or

(iii) an event or matter, other than a Casualty Loss, that constitutes a breach of any other of CTF’s representations, warranties or covenants contained in the CTF Agreement or Marriott’s representations, warranties or covenants contained in this Agreement that (A) with respect to any Group A Hotels, or the Hotel Interests related thereto, adversely impacts the value of one or more of such Hotels, or the Hotel Interests related thereto, by more than the Group A Threshold Amount or (B) with respect to any Group B Hotels, or the Hotel Interests related thereto, adversely impacts the value of one or more of such Hotels, or the Hotel Interests related thereto, by more than the Group B Threshold Amount, provided, however, if Purchaser determines not to proceed with Closing with respect to such Hotel, Purchaser’s sole remedy in event of such breach shall be that: (1) Marriott shall not cause CTF to assign, transfer, convey or deliver such Hotel Interest affected by such breach to the Purchaser at the Closing, and (2) the Unadjusted Purchase Price shall be reduced by the Preliminary Allocated Price for such Hotel Interest.

(b) Marriott shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing and the Purchaser shall have received from Marriott a certificate to such effect, signed by a duly authorized officer thereof.

(c) Purchaser shall have received an executed counterpart of each of Marriott’s Closing Deliveries as set forth on Schedule 9.5(c), signed by each party thereto other than the Purchaser.

(d) At the Closing, issuance by the Title Company of a title policy identical in all material respects to the Pro Formas for the Real Property related to the Hotel Interests being transferred at the Closing as each such Pro Forma has been modified in accordance with the provisions of Section 9.1(d), subject only to changes required to incorporate a New Title Matter accepted by Purchaser in accordance with Section 9.1(e).

ARTICLE 10. INDEMNIFICATION.

Section 10.1. Pass-Through Representations.

(a) The representations and warranties set forth in Section 5.1 through Section 5.17 hereof are substantially identical to those certain representations and warranties made by CTF to Marriott in Sections 5.1 through 5.17 of the CTF Agreement (the “Pass Through Representations”). Wherever in this Agreement Marriott has made a covenant to perform, or to cause CTF to perform, an obligation which CTF has undertaken to perform for the benefit of Marriott in the CTF Agreement, such covenants shall be referred to herein as the “Pass Through Covenants”. Purchaser acknowledges that Marriott may have no direct or actual knowledge of the facts contained in certain of the Pass Through Representations and except as set forth in Section 5.17A that Marriott is relying exclusively on the correctness of the Pass Through Representations of CTF in making the Pass Through Representations to Purchaser and that Marriott has no independent capability to perform certain covenants of CTF. Purchaser acknowledges and agrees that Marriott’s liability to Purchaser for any Breach of the Pass Through Representations or any breach or failure to perform any of the Pass Through Covenants shall be, and shall be limited to, the actual monetary damages or other relief received by Marriott based on the breach of the Pass Through Representations and/or Pass Through Covenants by CTF. Except as set forth in this Section 10.1(a)-(b), Marriott shall have no liability or obligation to Purchaser for any Breach by Marriott of the Pass Through Representations or Pass Through Covenants.

(b) Upon the occurrence of a Breach of the Pass Through Representations and/or Pass Through Covenants and upon Purchaser making a claim against Marriott, Marriott shall exercise any and all rights and remedies available to Marriott under the CTF Agreement or at law or in equity (i) to bring against CTF a claim for indemnification and institute litigation to enforce such claim to the same extent as made by Purchaser against Marriott (but only to, and in the manner permitted by the CTF Agreement and subject to the limitations of Article 10 of the CTF Agreement, which for the avoidance of doubt, exempts Tax matters from any such limitations imposed by Article 10 of the CTF Agreement) (a “Mirror Claim”); and (ii) to seek as damages in the

Mirror Claim, all Losses of the Purchaser arising from the Mirror Claim (but only to in the manner permitted by this Agreement and subject to the limitations of Article 10 as aforesaid). In taking any action against CTF, Purchaser shall have the right to select counsel and to manage any and all claims, actions, causes of action and/or litigation which Marriott may pursue in order to enforce its rights hereunder. Marriott shall cooperate fully with Purchaser in Purchaser’s efforts to enforce its right based on a Breach of the Pass Through Representations and/or Pass Through Covenants. Purchaser shall be responsible for, and shall pay all of Purchaser’s reasonable expenses which Purchaser may suffer, incur or expend in its efforts to enforce its rights against CTF, including, without limitation, reasonable counsel fees, fees of experts, and court costs and may include such costs as a part of its claim for damages.

Section 10.2. Survival of Representations, Warranties and Indemnities. The representations, warranties and covenants of Marriott and the Purchaser contained in this Agreement shall survive the Closing until April 30, 2007, except as to Section 7.12 which shall survive until the applicable statute of limitations, if longer; provided, however, that the representations and warranties set forth in Sections 5.2, 5.3(a)-(e), 5.2A, 5.3A, 7.4 and 7.11 shall survive indefinitely. Survival of the representations and warranties in Sections 5.16 and 5.16A shall be governed by the provisions of Section 8.9.

Section 10.3. Indemnification by Marriott. Subject to the terms and conditions of this Article 10, Marriott shall save, defend, indemnify and hold harmless the Purchaser (including the Targets and their Subsidiaries) and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Purchaser Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”), incurred, sustained or suffered by any of the foregoing to the extent arising out of or resulting from:

(a) any breach of any representation or warranty made by Marriott contained in this Agreement other than the Pass Through Representations set forth in Section 5 of this Agreement and representations made in Section 5.18A;

(b) any breach of any representation or warranty made by Marriott contained in Section 5.18A of this Agreement, provided, however, that Marriott’s liability in connection therewith is limited to its proportionate share of any such Loss as the seller of its twenty percent (20%) equity interest therein;

(c) any breach of any covenant or agreement by Marriott (hereinafter the “Marriott Covenants”) contained in this Agreement other than a Pass Through Covenant;

(d) any Third Party Claim that arises from an event occurring prior to Closing regarding any Interest Holder other than (i) a liability reflected on the Balance Sheet of such Target to the extent of the amount so reflected, or (ii) any Assumed Liability and any other liability expressly assumed by Purchaser under this Agreement to the extent of the amount so assumed;

(e) any liability for any brokers’ or investment banking fees of Marriott or its Affiliates in connection with this Agreement and the transactions contemplated hereby; and

(f) arising other than from Marriott’s actions or failure to take actions where required, all obligations, penalties, liabilities and expenses under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or other similar state laws, arising from the Transactions.

Section 10.4. Indemnification by the Purchaser. The Purchaser shall save, defend, indemnify and hold harmless Marriott and its Affiliates and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Marriott Indemnified Parties”) from and against any and all Losses incurred, sustained or suffered by any of the foregoing to the extent arising out of or resulting from:

(a) any breach of any representation or warranty made by the Purchaser contained in this Agreement;

(b) any breach of any covenant or agreement by the Purchaser contained in this Agreement;

(c) any Third Party Claim that arises from an event that occurs after the Closing against any Seller Indemnified Party (as defined in the CTF Agreement) with respect to the operations or ownership of the Hotels or Hotel Interest, except to the extent that such claim or cause of action (i) was caused by a breach of Marriott’s obligations and duties as manager under the Hotel Management Agreements or with respect to which Marriott is otherwise responsible pursuant to the terms and conditions of the Hotel Management Agreements (in which event the terms and conditions of the Hotel Management Agreements shall govern); (ii) was made by Marriott or an Affiliate of Marriott against a Seller Indemnified Party, or (iii) would not have arisen if the representations, warranties and covenants of CTF in the CTF Agreement and the representations, warranties and covenants of Marriott in this Agreement were true, accurate and fulfilled.

(d) any Assumed Liabilities; or

(e) any claim for any brokers’ or investment banking fees of the Purchaser in connection with this Agreement and the transactions contemplated hereby.

Section 10.5. Procedures.

(a) In order for a Purchaser Indemnified Party or Marriott Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a Loss or a claim or demand made by any Person (other than Marriott and its Affiliates and the Purchaser) against the Indemnified Party, including a Mirror Claim (a “Third Party Claim”), such Indemnified

Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, but in no event later than the Claims Deadline, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide as part of the initial written notice of claim, the information set forth in the preceding sentence shall not invalidate the effectiveness of the written notice provided the information is delivered in a reasonable time period thereafter. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article 10 except to the extent that the Indemnifying Party is prejudiced by such failure.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim (except as may be provided to the contrary as to a Mirror Claim, in which case Purchaser shall bear all the costs associated therewith), to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or offer to compromise, settle or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent unless the Indemnifying Party withdraws from the defense of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnifying Party does not assume the defense of any such claims or proceeding pursuant to this Section 10.5 and the Indemnified Party proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding. The Indemnifying Party and its counsel shall conduct such defense or settlement in a manner reasonably satisfactory and effective to protect the Indemnified Party fully. The Indemnifying Party and its counsel shall keep the Indemnified Party fully advised as to its conduct of such defense or settlement, and shall not compromise or settle such Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld or delayed) unless such settlement or compromise does not subject the Indemnified Party to any monetary liability, includes a complete, unconditional release of the Indemnified Party from all liability with respect to such Third Party Claim, and does not constitute an acknowledgement or acceptance by the Indemnified Party of fault, culpability, or responsibility of any kind. Notwithstanding the Indemnifying Party’s election to defend against or settle the Third Party Claim, the Indemnified Party may, upon written notice to the Indemnifying Party, elect to employ its own counsel and assume control of such defense or settlement if (A) the Indemnifying Party is also a Person against whom the Third Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate; (B) the Indemnified Party determines in good faith that the Indemnified Party may have available to its one or more defenses or counterclaims that are inconsistent with, different from, or in addition to one or more of those that may be available to the Indemnifying Party with respect to such Third Party Claim; (C) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Third Party Claim; (D) the Indemnifying Party shall not in fact have employed counsel reasonably satisfactory to the Indemnified Party for the defense or settlement of such Third Party Claim; provided, however, that the assumption of control of the defense or settlement of a Third Party Claim by the Indemnified Party pursuant to this sentence shall not relieve the Indemnifying Party of its obligation to indemnify and hold the Indemnified Party harmless.

(c) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party no later than the Claims Deadline, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide as part of the initial written notice of claim, the information set forth in the preceding sentence shall not invalidate the effectiveness of the written notice provided the information is provided subsequently. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article 10 except to the extent that the Indemnifying Party is prejudiced by such failure. The Indemnifying Party shall have thirty (30) days after receipt of notice of any claim pursuant to this Section 10.5(c) to (i) agree to the amount or method of determination set forth in such claim and to pay such amount to such Indemnified Party or (ii) provide the Indemnified Party with notice (a “Dispute Notice”) that it disagrees with the amount or method of determination set forth in such claim. If the Indemnifying Party has timely delivered a Dispute Notice, the Indemnifying Party and the Indemnified Party shall, during a period thirty (30) days from the Indemnified Party’s receipt of such Dispute Notice, negotiate to achieve of resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved as provided in Section 13.10.

Section 10.6. Limits on Indemnification.

(a) No claim may be asserted against any party for breach of any representation or warranty contained in this Agreement, unless written notice of such claim is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to May 30, 2007 (the “Claim Deadline”) in which case such representation, warranty or covenant shall survive as to such claim until such claim has been finally resolved. Notwithstanding the foregoing, there shall be no Claims Deadline applicable to a claim raised with respect to a breach of Sections 5.2, 5.3(a)-(e), 5.2A, 5.3A, 7.4 and 7.11 hereof. In addition, no claim may be asserted against Marriott for breach of any of CTF’s or Marriott’s representations or warranties to the extent that (i) the Title Materials, or (ii) the reports of the Structural and Environmental Consultants contain information that is inconsistent with such representations or warranties.

(b) Notwithstanding anything to the contrary contained in this Agreement, with respect to each Fee Property, Target or Leasehold Interest: (i) Marriott shall not be liable for any claim for indemnification of $5,000.00 or less pursuant to Section 10.1(a), 10.1(b), or 10.3 resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances (the “De Minimus Amount”), (ii) Marriott shall not be liable unless and until the aggregate amount of indemnifiable Losses which may be recovered from Marriott on account of all claims equals or exceeds $50,000 (the “Threshold Amount”), at which time Marriott shall be liable for all such Losses, (iii) the maximum aggregate amount of indemnifiable Losses which may be recovered by Purchaser Indemnified Parties arising out of or relating to the causes set forth in Section 10.3(a), 10.3(b), 10.3(c) or 10.3(d) in relation to any single Fee Property, Target or Leasehold Interest shall equal fifty percent (50%) of the Preliminary Allocated Price in respect of such Fee Property, Target or Leasehold Interest, as the case may be (the “Indemnification Limit”), (iv) no party hereto shall have any liability under any provision of this Agreement for any punitive, consequential, incidental, special or indirect damages, relating to the breach or alleged breach of this Agreement. Notwithstanding the foregoing, (A) the Indemnification Limit applicable to Losses related to a breach of a representation, warranty or covenant under Sections 5.2, 5.3(a)-(e), 5.2A and 5.3A shall be the Preliminary Allocated Price of each Target and (B) the De Minimus Amount and the Threshold Amount shall not be applicable to Losses related to a breach of a representation, warranty or covenant under Section 5.13(b)(iv).

(c) For all purposes of this Article 10, “Losses” shall be net of (i) any insurance (other than any self-insured retention program) or other recoveries paid (subject to Section 10.8) by a third-party to the Indemnified Party or its Affiliates in connection with the facts, events or circumstances giving rise to the right of indemnification and (ii) any net Tax benefit available to such Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses (including the net present value of any Tax benefit arising in subsequent taxable years).

(d) The Purchaser and Marriott shall cooperate with each other with respect to resolving any Third Party claim with respect to which one party is obligated to indemnify the other party hereunder, including by making Commercially Reasonable Efforts to mitigate such claim. In the event that the Purchaser or Marriott shall fail to make such Commercially Reasonable Efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any person to the extent of any loss, liability, claim, damage or expense that could reasonably be expected to have been avoided if the Purchaser or Marriott, as the case may be, had made such efforts.

(e) For purposes of this Article 10, “Losses” shall be determined in all cases without regard to any qualification or limitation with respect to “materiality” whether by reference to “in any material respect” or any other use of “material.”

Section 10.7. Tax Matters. Anything in this Article 10 to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed by Article 8.

Section 10.8. Assignment of Claims. If any Purchaser Indemnified Party receives any payment from Marriott in respect of any Losses pursuant to Section 10.3 and the Purchaser Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against Marriott, the Purchaser Indemnified Party shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit Marriott to recover from the Potential Contributor the amount of such payment. Any payment received in respect of such claim shall be distributed,(i) first to the Purchaser Indemnified Party in the amount of any deductible or similar amount required to be paid by the Purchaser Indemnified Party prior to Marriott being required to make any payment to the Purchaser Indemnified Party,(ii) second to Marriott in an amount equal to the aggregate payments made by Marriott to the Purchaser Indemnified Party in respect of such claim, plus costs and expenses incurred in investigating, defending or otherwise incurred in connection with addressing such claim and (iii) the balance, if any, to the Purchaser Indemnified Party.

Section 10.9. Disclaimer of Implied Warranties.

(a) It is the explicit intent and understanding of each party hereto that neither party hereto or its Representatives is making any representation or warranty whatsoever, oral or written, express or implied, as to the accuracy or completeness of any information regarding the Property, except as expressly set forth in this Agreement, and neither party hereto is relying on any statement, representation or warranty, oral or written, express or implied, made by the other party hereto or such other party’s Representatives, except for the representations and warranties expressly set forth in this Agreement and the conveyance documents contemplated hereunder.

(b) Each party hereto hereby agrees and acknowledges that each of the conveyance documents contemplated hereunder and under the CTF Agreement shall explicitly reflect the fact that the Purchaser is purchasing the applicable Owned Real Property or Leased Real Property on an “as is” condition “with all faults” and without any warranties, representations or guaranties of any kind, oral or written, express or implied, concerning the Property from or on behalf of Marriott or CTF, except as may be expressly set forth in the representations and warranties in this Agreement as contemplated under Section 9.1(g). The Purchaser acknowledges that, except as may be expressly set forth in this Agreement and the conveyance documents contemplated hereunder and under the CTF Agreement, Marriott has not, does not, and will not make any representations, warranties or guaranties, of any kind, oral or written, express or implied, concerning the Property including, without limitation (i) the quality, adequacy, state of repair or physical condition of the Property, (ii) the habitability, merchantability or fitness, suitability or adequacy of the Property or any portion thereof for any particular use or purpose, (iii) the zoning or other legal status of the Property, (iv) the compliance by the Property, or any portion thereof, with any applicable codes, laws, regulations, statutes, ordinances, covenants, conditions or restrictions of any governmental or quasi-governmental entity or of any Person, or (v) the environmental condition of the Property, including its compliance with environmental laws and the presence or non-presence of hazardous substances.

ARTICLE 11. DEFAULT, REMEDIES.

Section 11.1. Purchaser’s Default. Should Purchaser default on its obligation under this Agreement to purchase (a) the Fee Properties or (b) the Leasehold Properties, and all conditions to Purchaser’s obligations were timely satisfied in each case, as applicable, then Marriott shall be entitled to retain the Deposit as liquidated damages and terminate this Agreement (and the retention of the Deposit shall be the sole and exclusive remedy of Marriott for such breach) in which event Purchaser shall have no rights under this Agreement or the CTF Agreement, and Marriott shall have the right, but not the obligation, to close under the CTF Agreement.

Section 11.2. Marriott’s Default.

(a) If all other parties, including CTF and the other purchaser of Hotels under contract with Marriott to acquire such Hotels, shall have fully performed their respective obligations under this Agreement and any other applicable Purchase and Sale Agreement with regard to the Hotels including the CTF Agreement, and Marriott shall default hereunder, Purchaser shall be entitled to receive from Marriott as its sole and exclusive remedy (i) a refund of its Deposit and all interest earned thereon, (ii) Purchaser’s Out of Pocket Costs, and (iii) a payment in the amount of Five Million Dollars ($5,000,000).

(b) If Marriott shall default under this Agreement as a result of a default by the other purchaser of any of the Hotels under contract with Marriott pursuant to the CTF Agreement under its applicable Purchase and Sale Agreement, and such default shall not have been caused by a default by CTF under the CTF Agreement, Purchaser shall be entitled to receive from Marriott (i) a refund of its Deposit and (ii) all interest earned thereon and its reasonable Purchaser’s Out of Pocket Costs not to exceed Two Million Dollars ($2,000,000).

(c) If Marriott’s default hereunder results from a default by CTF under the CTF Agreement, Marriott shall determine which if any remedy it wishes to pursue against CTF and shall provide to Purchaser notice of such determination. Purchaser shall have a period of ten (10) days after receipt of Marriott’s determination within which to elect to participate in such action or not to so participate. If Purchaser elects not to participate in any such action, this Agreement shall terminate, the Deposit and all interest earned thereon shall be returned to Purchaser, and Purchaser shall not be entitled to any damages. In any event, all decisions as to the pursuit of remedies and the prosecution of any litigation shall be made solely by Marriott. In any action for damages in which Purchaser remains a party, Purchaser shall be entitled to its pro rata share of any damages in fact awarded to, and received by Marriott, less its pro rata share of any costs incurred by Marriott in pursuing such action.

(d) If Marriott defaults under this Agreement, and such default shall not have resulted from a default by CTF under the CTF Agreement, and if thereafter Marriott either acquires one or more of the Hotels under the CTF Agreement or otherwise transfers its right to acquire one or more of the Hotels under the CTF Agreement to a third party, Purchaser shall have the right to specific performance as to this Agreement; provided, however, Purchaser must (i) institute such action for Specific Performance against Marriott within three (3) months from the first date on which Purchaser first learns or discovers that Marriott has so acquired the Hotels under the CTF Agreement or so transferred its rights under the CTF Agreement and (ii) as a closing condition to the purchaser of such Hotels, repay to Marriott a fraction of any sums previously paid by Marriott to Purchaser for out-of-pocket expenses as provided in Sections 11.2(a) and (b) hereof as to the Hotels (other than sums paid by Purchaser to lenders, to the extent such sums are not applied by such lenders to the financing used by Purchaser to purchase the Hotels in such action of specific performance), the numerator of which fraction is the Preliminary Allocated Price of the Hotels being purchased in such action for specific performance and the denominator of which is the Preliminary Allocated Price of all Hotels. In the event that an action for specific performance is not available, Purchaser shall be entitled to a refund of its Deposit and all interest earned thereon and Purchaser’s Out of Pocket Costs as liquidated damages.

ARTICLE 12. TERMINATION.

Section 12.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Purchaser and Marriott;

(b) (i) by Marriott, if any of the material conditions set forth in Section 9.3 or 9.4 shall have become incapable of fulfillment prior to the Termination Date] or (ii) by the Purchaser, if any of the conditions set forth in Section 9.3 or Section 9.5 shall have become incapable of fulfillment prior to the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 12.1(b) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date;

(c) (1) by either Marriott or the Purchaser if the Closing shall not have occurred by June 30, 2005 unless Closing under the CTF Agreement has been extended by Marriott pursuant to Section 3.11 of the CTF Agreement and Purchaser has elected pursuant to Section 3.9(c) hereof to postpone Closing, in which event Closing hereunder shall be extended until November 15, 2005, or (2) if the Closing shall not have occurred by November 15, 2005, by either Marriott or Purchaser; provided, however, that the right to terminate this Agreement this Section 12.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date (June 30, 2005 or November 15, 2005, as applicable, (the “Termination Date”); or

(d) by either Marriott or the Purchaser in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party so requesting termination shall have complied with Section 7.10.

The party seeking to terminate this Agreement pursuant to this Section 12.1 (other than Section 12.1(a)) shall give prompt written notice of such termination to the other party.

Section 12.2. Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 12.1, this Agreement shall forthwith become void, the Deposit and all interest earned thereon shall be returned to Purchaser, and there shall be no liability on the part of either party except (a) for the representations of both parties relating to broker’s fees and finder’s fees, Section 7.8 relating to confidentiality, Section 7.11 relating to public announcements, Section 12.1 relating to fees and expenses, Section 13.4 relating to notices, Section 13.8 relating to third-party beneficiaries, Section 13.9 relating to governing law, Section 13.10 relating to submission to jurisdiction and this Section 12.2, and (b) that nothing in this Section 12.2 shall relieve either party from liability for any breach of this Agreement or any Ancillary Agreement.

ARTICLE 13. GENERAL PROVISIONS.

Section 13.1. Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other. All fees, expenses and premiums in connection with any title insurance policies shall be for the account of the Purchaser.

Section 13.2. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party and otherwise as expressly set forth herein.

Section 13.3. Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 13.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Marriott, to:

Marriott International, Inc.

10400 Fernwood Road

Bethesda, MD 20817

Attention: Michael E. Dearing

Facsimile:

with copies (which shall not constitute notice, except for matters regarding Section 9.1(a)) to:

Venable LLP

Two Hopkins Plaza

Suite 1800

Baltimore, MD 21201

Attention: Jan K. Guben, Esq.

Facsimile: (410) 244-7742

if the Purchaser, to:

WSRH Holdings, LLC

c/o Walton Street Capital, L.L.C.

900 North Michigan Avenue

Suite 1900

Chicago, Illinois 60611

Attention:        Jeffrey S. Quicksilver and

Luke G. Massar

Facsimile:         312-915-2881

with a copy (which shall not constitute notice) to:

Pircher, Nichols & Meeks

1925 Century Park East

Suite 1925

Los Angeles, California 90067

Attention:        Real Estate Notices (PGN/JLB)

Facsimile:        310-201-8922

Section 13.5. Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit such reference shall be to an Article, Section, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All disclosures made on every Schedule to this Agreement shall be deemed made for all Schedules attached to this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All Schedules and Exhibits attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. This Agreement and the Ancillary Agreements shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Whenever in this Agreement Marriott undertakes to cause CTF to take any action or to deliver any materials to Purchaser, if Marriott, itself, takes such action or delivers such material to Purchaser, such action or delivery by Marriott shall be deemed full performance as to such action or delivery as is required under this Agreement.

Section 13.6. Restriction on Acquisitions. Purchaser agrees that for one (1) year from termination of this Agreement, without any of the Hotels being purchased hereunder, neither Purchaser nor any persons or entity controlled by Purchaser shall consummate, negotiate, offer, solicit offers, discuss, or arrange, directly or indirectly, the acquisition of any Hotel or Target which is the subject of the purchase and sale described in the CTF Agreement.

Section 13.7. Entire Agreement. This Agreement and the Ancillary Agreements, Exhibits, Schedules and other agreements and instruments delivered in connection herewith constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter of this Agreement. Furthermore, to the extent this Agreement or Ancillary Agreements conflict with, or provide for remedies different from, any prior agreements between Marriott and the Purchaser, this Agreement and the Ancillary Agreements shall control. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof.

Section 13.8. No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Article 10.

Section 13.9. Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York other than Section 5-1401 of the New York General Obligations Law.

Section 13.10. Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party or its successors or assigns may be brought and determined in any New York State or federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties further agrees to accept service of process in any manner permitted by such courts. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. This Section 13.10 supersedes any dispute resolution clause contained in any agreement between Marriott and the Purchaser.

Section 13.11. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of Marriott or the Purchaser or any officer, director, employee, Representative or investor of either party hereto.

Section 13.12. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that Purchaser may assign this Agreement to any of its Affiliates without the prior consent of Marriott and; provided further, that Marriott may assign any of its rights under this Agreement to one or more of its Affiliates without the consent of the Purchaser and; provided still further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 13.13. Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which, except as explicitly set forth herein, is the currency used for all purposes in this Agreement and any Ancillary Agreement. All references to “€” in this Agreement or any Ancillary Agreement refer to the European Union euro.

Section 13.14. No Brokers. The parties hereto represent and warrant to each other that neither has dealt with any broker or intermediary in connection with the Transaction. Marriott and Purchaser do hereby indemnify and hold harmless the other from and against any claims by any brokers with whom the indemnifying party may have dealt or is alleged to have dealt in connection with the Transaction.

Section 13.15. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 13.16. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 13.17. Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

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IN WITNESS WHEREOF, Marriott and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MARRIOTT INTERNATIONAL, INC.

By:	/s/ M. E. Dearing
Name:	Michael E. Dearing
Title:	Executive Vice President

WSRH HOLDINGS, L.L.C.,
a Delaware limited liability company

By:	Walton Acquisition REOC Holdings IV, L.L.C.,
a Delaware limited liability company Managing Member

	By:	Walton Street Real Estate Fund IV, L.P.,
a Delaware limited partnership Managing Member

		By:	Walton Street Managers IV, L.P.,
a Delaware limited partnership General Partner

			By:	WSC Managers IV, Inc.,
a Delaware corporation General Partner

				By:	/s/ Jeff Quicksilver
				Name:	Jeffrey Quicksilver
				Title:	Principal